    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 21, 1999
                                          REGISTRATION STATEMENT NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              SAPIENT CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                      DELAWARE                                             04-3130648
            (STATE OR OTHER JURISDICTION                                (I.R.S. EMPLOYER
          OF INCORPORATION OR ORGANIZATION)                            IDENTIFICATION NO.)

                               ONE MEMORIAL DRIVE
                         CAMBRIDGE, MASSACHUSETTS 02142
                                 (617) 621-0200
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                           DEBORAH ENGLAND GRAY, ESQ.
                                GENERAL COUNSEL
                              SAPIENT CORPORATION
                               ONE MEMORIAL DRIVE
                         CAMBRIDGE, MASSACHUSETTS 02142
                                 (617) 621-0200
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

               JONATHAN WOLFMAN, ESQ.                                KEITH F. HIGGINS, ESQ.
                  HALE AND DORR LLP                                       ROPES & GRAY
                   60 STATE STREET                                   ONE INTERNATIONAL PLACE
             BOSTON, MASSACHUSETTS 02109                           BOSTON, MASSACHUSETTS 02110
              TELEPHONE: (617) 526-6000                             TELEPHONE: (617) 951-7000
              TELECOPY: (617) 526-5000                              TELECOPY: (617) 951-7050

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this registration statement becomes effective.
    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] 333---------.
    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] 333---------.
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                              PROPOSED MAXIMUM            PROPOSED
     TITLE OF EACH CLASS OF             AMOUNT TO BE         OFFERING PRICE PER      MAXIMUM AGGREGATE           AMOUNT OF
   SECURITIES TO BE REGISTERED        REGISTERED(1)(2)          SHARE(1)(3)          OFFERING PRICE(3)        REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per
  share..........................        4,025,000                $43.3125              $174,332,813              $48,465
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) The number of shares registered and the proposed maximum offering price per share reflect the two-for-one stock split to be effected as a 100% stock dividend announced on October 21, 1999 and expected to be paid on or about November 5, 1999 to stockholders of record on November 1, 1999.

(2) Includes 525,000 shares that the underwriters have the option to purchase from the selling stockholders to cover over-allotments, if any.

(3) Estimated pursuant to Rule 457(c) solely for purposes of calculating the registration fee based on the average of the high and low sales prices on October 18, 1999.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), SHALL DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     All share numbers and per share information in this prospectus is adjusted to give effect to the two-for-one stock split announced by Sapient on October 21, 1999. The stock split will be effected in the form of a 100% stock dividend which is expected to be paid on or about November 5, 1999 to stockholders of record on November 1, 1999.

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION. DATED OCTOBER 21, 1999.

                                3,500,000 Shares

                      [SAPIENT CORPORATION CORPORATE LOGO]

                                  Common Stock
                           -------------------------

     Sapient Corporation is offering 1,130,000 of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 2,370,000 shares. Sapient will not receive any of the proceeds from the sale of shares being sold by the selling stockholders.

     The common stock is quoted on the Nasdaq National Market under the symbol "SAPE". The last reported sale price for the common stock on October 20, 1999 was $51.00 per share.

     See "Risk Factors" beginning on page 5 to read about factors you should consider before buying shares of the common stock.

                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

                                                              Per Share     Total
                                                              ---------     -----
Initial price to public.....................................   $           $
Underwriting discount.......................................   $           $
Proceeds, before expenses, to Sapient.......................   $           $
Proceeds, before expenses, to the selling stockholders......   $           $

     To the extent that the underwriters sell more than 3,500,000 shares of common stock, the underwriters have the option to purchase up to an additional 525,000 shares from two of the selling stockholders at the initial price to the public, less the underwriting discount.

                           -------------------------

     The underwriters expect to deliver the shares against payment in New York,
New York on             , 1999.
GOLDMAN, SACHS & CO.
          CREDIT SUISSE FIRST BOSTON
                      MORGAN STANLEY DEAN WITTER
                                 FIRST UNION SECURITIES, INC.
                                           FRIEDMAN BILLINGS RAMSEY
                           -------------------------
                      Prospectus dated             , 1999.

      Inside Cover Artwork: Graphic depicting four overlapping circles representing Sapient's services. Clockwise, the top circle is entitled "Digital Business Strategy". The next circle is entitled "Technology". The following circle is entitled "Creative". The bottom circle is entitled "Experience Modeling". The circle in the center where these circles overlap is entitled "Integrated Engagement Leadership".

      Unless the context otherwise requires, references in this prospectus to "Sapient", "we", "us", and "our" refer to Sapient Corporation and its subsidiaries. Sapient(R) is a registered service mark of Sapient. All other service marks, trademarks or trade names referenced in this prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

     This summary does not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially "Risk Factors" beginning on page 5.

                              SAPIENT CORPORATION

     Sapient is a leading e-services consultancy providing Internet strategy consulting and sophisticated Internet-based solutions to Global 1000 companies and startup businesses. We help our clients define Internet strategies to improve their competitive position and we design, architect, develop and implement solutions to execute those strategies. These solutions focus on large-scale and complex business-to-consumer and business-to-business electronic commerce, digital customer relationship management, supply chain optimization, electronic markets and Internet portals.

     We believe that our key strength is our ability to deliver high quality solutions, primarily on a fixed-price, fixed-timeframe basis, through a rapid, effective and integrated process. Our services include:

     - digital business strategy development;

     - experience modeling;

     - creative design;

     - technology development and systems integration; and

     - integrated engagement leadership.

     We provide end-to-end solutions to our clients using multidisciplinary teams composed of business strategists, researchers, creative specialists, technology professionals and program managers. We deliver our solutions primarily through five industry business units: financial services; media, entertainment and communications; manufacturing, retail and distribution; public sector; and energy services. Using this industry alignment helps us accurately define and deliver tailored solutions that effectively address the market dynamics and business opportunities that our clients face. We have been providing Internet solutions for over five years and employ approximately 1,900 people in offices across the United States and in London, Milan and Sydney.

                             OUR MARKET OPPORTUNITY

     The broad business acceptance of the Internet and electronic commerce has created the need for companies to rapidly formulate Internet strategies and solutions. Few organizations have the internal resources or skills necessary to successfully design and implement Internet solutions. As a result, an increasing number of organizations, from Global 1000 companies to startup Internet businesses, are engaging Internet professional services firms. International Data Corp. forecasts worldwide Internet services spending to grow from $7.8 billion in 1998 to $78.6 billion by 2003, which represents a compound annual growth rate of more than 58%.

                                  OUR OFFICES

     Sapient Corporation was incorporated in Delaware in 1991. Our principal executive offices are located at One Memorial Drive, Cambridge, MA 02142. Our telephone number at that location is 617-621-0200 and our Internet address is www.sapient.com. The information contained on our website is not incorporated by reference in this prospectus.

                                  THE OFFERING

Shares offered by Sapient.........................  1,130,000 shares
Shares offered by the selling stockholders........  2,370,000 shares
Shares to be outstanding after the offering.......  57,203,900 shares
Nasdaq National Market symbol.....................  SAPE
Use of proceeds...................................  For general corporate purposes, including working capital and possible
                                                    acquisitions and investments

     The shares of common stock to be outstanding after the offering exclude 12,430,214 shares issuable upon the exercise of outstanding stock options as of September 30, 1999 at a weighted average exercise price of $18.22 per share.

     All of the information in this prospectus:

     - gives effect to the two-for-one stock split announced on October 21, 1999, to be effected as a 100% stock dividend, which is expected to be paid on or about November 5, 1999 to stockholders of record on November 1, 1999; and

     - assumes no exercise of the underwriters' overallotment option.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     This summary consolidated financial data includes for all periods presented the accounts and operating results of EXOR and Adjacency, which we acquired in transactions accounted for as poolings of interests, as described in Note 13 to our consolidated financial statements. Income from operations for 1998 and for the nine months ended September 30, 1998 include a charge for in-process research and development of $11.1 million incurred in connection with our acquisition of Studio Archetype.

                                                                               NINE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                                            ------------------------------    --------------------
                                             1996       1997        1998        1998        1999
                                            -------    -------    --------    --------    --------
CONSOLIDATED STATEMENT OF INCOME DATA:
Revenues..................................  $49,795    $92,027    $164,872    $111,081    $195,021
                                            -------    -------    --------    --------    --------
Income from operations....................    9,537     18,199      15,099      10,771      30,885
                                            -------    -------    --------    --------    --------
Net income................................  $ 6,699    $12,554    $  9,364    $  8,213    $ 20,833
                                            =======    =======    ========    ========    ========
Basic net income per share................  $  0.15    $  0.25    $   0.18    $   0.16    $   0.38
Diluted net income per share..............  $  0.13    $  0.23    $   0.16    $   0.14    $   0.33
Weighted average common shares............   44,844     49,574      52,228      51,670      55,101
Weighted average common shares and common
  share equivalents.......................   49,694     53,739      57,403      56,923      62,345

     The following table provides a summary of our consolidated balance sheets. The as adjusted column also reflects our sale of 1,130,000 shares of common stock at an assumed public offering price of $51.00 per share, after deducting the estimated underwriters' discounts and commissions and offering expenses payable by us.

                                                   DECEMBER 31,               SEPTEMBER 30, 1999
                                          ------------------------------    -----------------------
                                           1996       1997        1998       ACTUAL     AS ADJUSTED
                                          -------    -------    --------    --------    -----------
CONSOLIDATED BALANCE SHEET DATA:
Working capital.........................  $66,369    $76,409    $121,779    $159,240     $213,814
Total assets............................   80,077     98,867     187,701     226,793      281,367
Total stockholders' equity..............   66,969     82,307     154,814     195,752      250,326

                                  RISK FACTORS

     Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before purchasing our common stock. If any of the following risks actually occur, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment.

IF BUSINESSES DO NOT INCREASE THEIR USE OF THE INTERNET AS A MEANS FOR CONDUCTING COMMERCE, OUR REVENUES WILL BE ADVERSELY AFFECTED

     Our future success depends heavily on the increased acceptance and use of the Internet as a means for conducting commerce. We focus our services on the development and implementation of Internet strategies and solutions. If commerce on the Internet does not continue to grow, or grows more slowly than expected, our revenue growth would slow or decline and our business, financial condition and results of operations would be materially adversely affected. Consumers and businesses may reject the Internet as a viable medium for commerce for a number of reasons, including:

     - inadequate network infrastructure;

     - delays in the development of Internet enabling technologies and performance improvements;

     - delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity;

     - delays in the development of security and authentication technology necessary to effect secure transmission of confidential information;

     - changes in, or insufficient availability of, telecommunications services to support the Internet; and

     - failure of companies to meet their customers' expectations in delivering goods and services over the Internet.

IF WE DO NOT ATTRACT AND RETAIN QUALIFIED PROFESSIONAL STAFF, WE MAY NOT BE ABLE TO ADEQUATELY PERFORM OUR CLIENT ENGAGEMENTS AND COULD NOT ACCEPT NEW CLIENT ENGAGEMENTS

     Our business is labor intensive and our success will depend in large part upon our ability to attract, retain, train and motivate highly-skilled employees. Because of the rapid growth of the Internet, there is intense competition for employees who have strategic, experience modeling, creative design, technical or program management experience. In addition, the Internet has created many opportunities for people with the skills we seek to form their own companies or join startup companies and these opportunities frequently offer the potential for significant future financial profit through equity incentives which we cannot match. During the third quarter of 1999, our rate of voluntary employee turnover was higher than our target rate. We may not be successful in attracting a sufficient number of highly skilled employees in the future, or in retaining, training and motivating the employees we are able to attract. Any inability to attract, retain, train and motivate employees could impair our ability to adequately manage and complete existing projects and to bid for or accept new client engagements.

IF WE DO NOT MANAGE OUR GROWTH EFFECTIVELY, OUR OPERATING RESULTS WILL BE ADVERSELY AFFECTED

     Our growth has placed significant demands on our management and other resources. Our revenues increased approximately 79% in 1998 from $92.0 million in 1997 to $164.9 million in 1998. Our revenues for the nine months ended September 30, 1999 increased approximately 76% over the same period for 1998. Our staff increased from 1,383 full-time employees at

September 30, 1998 to 1,939 at September 30, 1999. Our future success will depend on our ability to manage our growth effectively, including by:

     - developing and improving our operational, financial and other internal systems;

     - integrating and managing acquired businesses, joint ventures and strategic investments;

     - training, motivating and managing our employees;

     - estimating fixed-price fees and project timeframes accurately;

     - maintaining high rates of employee utilization; and

     - maintaining project quality and client satisfaction.

     Our management has limited experience managing a business of Sapient's current size. If we are unable to manage our growth and projects effectively, the quality of our services and products, our ability to retain key personnel and our business, financial condition and results of operations may be materially adversely affected.

WE HAVE SIGNIFICANT FIXED OPERATING COSTS WHICH MAY BE DIFFICULT TO ADJUST IN RESPONSE TO UNANTICIPATED FLUCTUATIONS IN REVENUES

     A high percentage of our operating expenses, particularly personnel and rent, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number, or progress toward completion, of our projects may cause significant variations in operating results in any particular quarter and could result in losses for that quarter.

     An unanticipated termination of a major project, a client's decision not to proceed with a project we anticipated, or the completion during a quarter of several major client projects could require us to maintain underutilized employees and could therefore have a material adverse effect on our business, financial condition and results of operations. Our revenues and earnings may also fluctuate from quarter to quarter based on such factors as:

     - the contractual terms and timing of completion of projects;

     - any delays incurred in connection with projects;

     - the adequacy of provisions for losses;

     - the accuracy of our estimates of resources required to complete ongoing projects; and

     - general economic conditions.

THE INCREASED SIZE AND COMPLEXITY OF THE SOLUTIONS WE ARE IMPLEMENTING MAKES IT MORE LIKELY THAT WE WILL FAIL TO SATISFY CLIENT EXPECTATIONS, WHICH WOULD DAMAGE OUR REPUTATION AND BUSINESS

     The average dollar size of our solutions has grown significantly, while the timeframe for delivering solutions has generally decreased. As our client engagements become larger and more complex and must be completed in shorter timeframes, it becomes more difficult to manage the development process and the likelihood and consequences of any mistakes increase. Any inability by us to complete client solutions in a timely manner, any defects contained in the solutions we deliver and any other failure by us to achieve client expectations, would have a material adverse effect on our reputation with the affected client and generally within our industry and could have a material adverse effect on our business, results of operations or financial condition.

WE ENTER INTO FIXED-PRICE CONTRACTS AND COULD LOSE MONEY ON THESE CONTRACTS

     Most of our projects are based on fixed-price, fixed-timeframe contracts, rather than contracts in which payment to us is determined on a time and materials basis. Our failure to accurately estimate the resources required for a project or our failure to complete our contractual obligations in a manner consistent with the project plan upon which our fixed-price, fixed-timeframe contract was based would adversely affect our overall profitability and could have a material adverse effect on our business, financial condition and results of operations. We have been required to commit unanticipated additional resources to complete projects in the past, which has resulted in losses on those contracts. We recognize that we will experience similar situations in the future and that the consequences could be more severe than in the past due to the increased size and complexity of our solutions. In addition, for some projects we may fix the price at an early stage of the process, which could result in a fixed price that turns out to be too low and therefore would adversely affect our profitability.

WE DEPEND HEAVILY ON A LIMITED NUMBER OF CLIENT PROJECTS, THE LOSS OF ANY OF WHICH WOULD ADVERSELY AFFECT OUR OPERATING RESULTS

     We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of clients for whom we perform large projects. In 1998, our five largest clients accounted for approximately 30% of our revenues, with four clients each accounting for more than 5% of our revenues. For the nine months ended September 30, 1999, our five largest clients accounted for approximately 26% of our revenues, with three clients each accounting for more than 5% of our revenues. In addition, revenues from a large client may constitute a significant portion of our total revenues in a particular quarter. The loss of any principal client for any reason, including as a result of the acquisition of that client by another entity, could have a material adverse effect on our business, financial condition and results of operations.

IF WE ARE UNABLE TO ACHIEVE ANTICIPATED BENEFITS FROM ACQUISITIONS, JOINT VENTURES AND STRATEGIC INVESTMENTS, OUR BUSINESS COULD BE ADVERSELY AFFECTED

     During the past two years, we have completed four acquisitions and entered into one joint venture. The anticipated benefits from these and future acquisitions, joint ventures and strategic investments may not be achieved. For example, when we acquire a company, we cannot be certain that customers of the acquired business will continue to do business with us or that employees of the acquired business will continue their employment or become well integrated into our operations and culture. The identification, consummation and integration of acquisitions, joint ventures and strategic investments requires substantial attention from management. The diversion of the attention of management relating to these activities, as well as any difficulties encountered in the integration process, could have an adverse impact on our business, financial condition and results of operations.

IF CLIENTS UNEXPECTEDLY TERMINATE THEIR CONTRACTS FOR OUR SERVICES, OUR BUSINESS COULD BE ADVERSELY AFFECTED

     Some of our contracts can be canceled by the client with limited advance notice and without significant penalty. Termination by any client of a contract for our services could result in a loss of expected revenues and additional expenses for staff which were allocated to that client's project. The cancellation or a significant reduction in the scope of a large project could have a material adverse effect on our business, financial condition and results of operations.

OUR STOCK PRICE IS VOLATILE AND MAY RESULT IN SUBSTANTIAL LOSSES FOR INVESTORS PURCHASING SHARES IN THE OFFERING

     The trading price of our common stock could be subject to wide fluctuations in response to:

     - quarterly variations in operating results and our achievement of key business metrics;

     - changes in earnings estimates by securities analysts;

     - any differences between reported results and securities analysts' published or unpublished expectations;

     - announcements of new contracts or service offerings by us or our competitors;

     - market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors; and

     - general economic or stock market conditions unrelated to our operating performance.

     In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of their securities. This type of litigation could result in substantial costs and a diversion of management attention and resources.

IF WE DO NOT KEEP PACE WITH TECHNOLOGICAL CHANGES, OUR COMPETITIVE POSITION WILL SUFFER

     Our markets and the technologies used in our solutions are characterized by rapid technological change. Failure to respond in a timely and cost-effective way to these technological developments would have a material adverse effect on our business, financial condition and results of operations. We expect to derive a substantial portion of our revenues from providing Internet solutions that are based upon leading technologies and that are capable of adapting to future technologies. As a result, our success will depend on our ability to offer services that keep pace with continuing changes in technology, evolving industry standards and changing client preferences. We may not be successful in addressing future developments on a timely basis. Our failure to keep pace with the latest technological developments would have a material adverse effect on our business, financial condition and results of operations.

WE MAY BECOME SUBJECT TO CLAIMS THAT THE SOLUTIONS WE HAVE DESIGNED AND IMPLEMENTED ARE NOT YEAR 2000 COMPLIANT

     Since 1991, we have designed, developed and implemented solutions for a large number of clients. There can be no way of assuring that all of these solutions will be Year 2000 compliant. We have also recommended, implemented and customized various third-party technology and software packages for our clients, some of which may not be Year 2000 compliant. There can be no assurance that we will not become involved in disputes with clients regarding Year 2000 problems involving solutions we developed or implemented or the interaction of those solutions with other applications. These disputes could require us to incur unanticipated expenses and distract us from our core business and these expenses and distractions could have a material adverse effect on our business, financial condition and results of operations.

WE FACE SIGNIFICANT COMPETITION IN MARKETS THAT ARE NEW AND RAPIDLY CHANGING

     The markets for the services we provide are highly competitive. We believe that we currently compete principally with strategy consulting firms, Internet professional services firms, systems integration firms, technology vendors and internal information systems groups. Many of the companies that provide services in our markets have significantly greater financial, technical and marketing resources than we do and generate greater revenues and have greater name recognition than we do. In addition, there are relatively low barriers to entry into our markets and we have faced, and expect to continue to face competition from new entrants into our markets.

     We believe that the principal competitive factors in our markets include:

     - ability to integrate strategy, experience modeling, creative design and technology services;

     - quality of service, speed of delivery and price;

     - industry knowledge;

     - sophisticated project and program management capability; and

     - Internet technology expertise and talent.

     We believe that our ability to compete also depends in part on a number of competitive factors outside our control, including:

     - the ability of our competitors to hire, retain and motivate professional staff;

     - the development by others of Internet services or software that is competitive with our solutions; and

     - the extent of our competitors' responsiveness to client needs.

     There can be no assurance that we will be able to compete successfully in our markets.

IF CLIENTS REDUCE THEIR BUDGETS FOR THE SERVICES WE PROVIDE DUE TO YEAR 2000 ISSUES OR FOR OTHER REASONS, OUR BUSINESS WOULD BE ADVERSELY AFFECTED

     During the next several months, the purchasing patterns of clients or potential clients may be affected by the Year 2000 problem, as companies expend significant resources to avoid or correct Year 2000 issues. Similarly, our revenues and results of operations could be influenced from time to time by any other general events or economic conditions which lead clients and potential clients to reduce their information technology budgets. A reduction in client funds available to purchase our services would have a material adverse effect on our business, financial condition and results of operations.

GOVERNMENT REGULATION COULD INTERFERE WITH THE ACCEPTANCE OF THE INTERNET AND ELECTRONIC COMMERCE, WHICH WOULD ADVERSELY AFFECT THE DEMAND FOR OUR SERVICES

     Any new laws and regulations applicable to the Internet and electronic commerce that are adopted by federal, state or foreign governments could dampen the growth of the Internet and decrease its acceptance as a commercial medium. If this occurs, companies may decide in the future not to pursue Internet initiatives, which would decrease demand for our services. A decrease in the demand for our services would have a material adverse effect on our business, financial condition and results of operations.

INTERNATIONAL EXPANSION OF OUR BUSINESS COULD RESULT IN FINANCIAL LOSSES DUE TO CHANGES IN FOREIGN ECONOMIC CONDITIONS OR FLUCTUATIONS IN CURRENCY AND EXCHANGE RATES

     We expect to continue to expand our international operations. We currently have offices in the United Kingdom and Australia and have recently commenced a joint venture in Italy. We have limited experience in marketing, selling and providing our services internationally. International operations are subject to other inherent risks, including:

     - recessions in foreign countries;

     - fluctuations in currency exchange rates;

     - the scheduled conversion to the euro by most European Union members;

     - difficulties and costs of staffing and managing foreign operations;

     - reduced protection for intellectual property in some countries;

     - changes in regulatory requirements; and

     - U.S. imposed restrictions on the import and export of technologies.

IF WE ARE UNABLE TO PROTECT OUR PROPRIETARY METHODOLOGY, OUR BUSINESS COULD BE ADVERSELY AFFECTED

     Our success depends, in part, upon our proprietary methodology and other intellectual property rights. We rely upon a combination of trade secrets, nondisclosure and other contractual arrangements, and copyright and trademark laws to protect our proprietary rights. We enter into confidentiality agreements with our employees, generally require that our consultants and clients enter into these agreements, and limit access to and distribution of our proprietary information. There can be no assurance that the steps we take in this regard will be adequate to deter misappropriation of our proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. In addition, although we believe that our services and products do not infringe on the intellectual property rights of others, there can be no assurance that infringement claims will not be asserted against us in the future, or that if asserted that any infringement claim will be successfully defended. A successful claim against us could materially adversely affect our business, financial condition and results of operations.

WE MAY NOT HAVE THE RIGHT TO RESELL OR REUSE SOLUTIONS DEVELOPED FOR SPECIFIC CLIENTS

     A portion of our business involves the development of technology solutions for specific client engagements. Ownership of these solutions is the subject of negotiation and is frequently assigned to the client, although we may retain a license for certain uses. Some clients have prohibited us from marketing the applications developed for them for specified periods of time or to specified third parties and there can be no assurance that clients will not demand similar or other restrictions in the future. Issues relating to the ownership of and rights to use solutions can be complicated and there can be no assurance that disputes will not arise that affect our ability to resell or reuse these solutions. Any limitation on our ability to resell or reuse a solution could require us to incur additional expenses to develop new solutions for future projects.

OUR CO-CHAIRMEN AND CO-CEOS HAVE SIGNIFICANT VOTING POWER AND MAY EFFECTIVELY CONTROL THE OUTCOME OF ANY STOCKHOLDER VOTE

     Jerry A. Greenberg and J. Stuart Moore, our co-Chairmen of the Board of Directors and co-Chief Executive Officers, will beneficially own approximately 36.6% of our common stock after the offering. As a result, they have the ability to substantially influence, and may effectively control, the outcome of corporate actions requiring stockholder approval, including the election of directors. This concentration of ownership may also have the effect of delaying or preventing a change in control of Sapient even if such a change of control would benefit other investors.

WE ARE DEPENDENT ON OUR KEY PERSONNEL

     Our success will depend in large part upon the continued services of a number of key employees, including Messrs. Greenberg and Moore. Our employment contracts with Messrs. Greenberg and Moore and with our other key personnel provide that employment is terminable at will by either party. The loss of the services of either of Messrs. Greenberg or Moore or of one or more of our other key personnel could have a material adverse effect on our business, financial condition and results of operations. In addition, if one or more of our key employees resigns from Sapient to join a competitor or to form a competing company, the loss of such personnel and any resulting loss of existing or potential clients to any such competitor could have a material adverse effect on our business, financial condition and results of operations. In the event of the loss of any personnel, there can be no assurance that we would be able to prevent the unauthorized disclosure or use of our technical knowledge, practices or procedures by such personnel.

WE WILL HAVE BROAD DISCRETION OVER THE USE OF THE PROCEEDS OF THE OFFERING AND YOU MAY NOT AGREE WITH HOW WE USE THE PROCEEDS OF THE OFFERING

     We have not designated any specific uses for the net proceeds of the offering. As a result, our management will have broad discretion in how we use these net proceeds, which may include funding acquisitions of complementary businesses, products or technologies, funding joint ventures or making strategic investments. The failure of management to use the proceeds of the offering effectively could adversely affect our business, financial condition and results of operations.

OUR CORPORATE GOVERNANCE PROVISIONS MAY DETER A FINANCIALLY ATTRACTIVE TAKEOVER ATTEMPT

     Provisions of our charter and by-laws may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which stockholders would receive a premium for their shares. These provisions include the following:

     - any action that may be taken by stockholders must be taken at an annual or special meeting and may not be taken by written consent;

     - stockholders must comply with advance notice requirements before raising a matter at a meeting of stockholders or nominating a director for election;

     - a chairman of the board or a chief executive officer are the only ones who may call a special meeting of stockholders;

     - our board of directors is staggered into three classes and the members may be removed only for cause upon the affirmative vote of holders of at least two-thirds of the shares entitled to vote; and

     - our board of directors has the authority, without further action by the stockholders, to fix the rights and preferences of and issue shares of preferred stock.

     Provisions of Delaware law may also discourage, delay or prevent someone from acquiring us or merging with us. See "Description of Capital
Stock -- Preferred Stock" and "-- Delaware Law and Certain Charter and Bylaw Provisions."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes and incorporates forward-looking statements that are subject to a number of risks and uncertainties. All statements, other than statements of historical facts included or incorporated in this prospectus, regarding our strategy, future operations, financial position, estimated revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words "will", "believe", "anticipate", "intend", "estimate", "expect", "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee future results, levels of activity, performance or achievements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or strategic investments. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks described in "Risk Factors" and elsewhere in this prospectus. We do not assume any obligation to update any of the forward-looking statements we make.

                                USE OF PROCEEDS

     We estimate that the net proceeds we will receive from our sale of 1,130,000 shares of common stock will be approximately $54.6 million, based on an assumed offering price to the public of $51.00 per share and after deducting the estimated underwriters' discounts and commissions and offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

     We expect to use the net proceeds from this offering for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire or invest in complementary businesses or to make strategic investments. Our board of directors has authorized us to make minority investments in startup Internet businesses in the future. We have no current commitments or agreements with respect to any acquisition or investment. Pending these uses, the net proceeds of this offering will be invested in interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock. We presently intend to retain future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is quoted on the Nasdaq National Market under the symbol "SAPE". The following table sets forth, for the periods indicated, the high and low intraday sale prices for our common stock as reported on the Nasdaq National Market. These prices reflect the two-for-one stock split distributed on March 9, 1998 and the two-for-one stock split expected to be paid on or about November 5, 1999 to stockholders of record on November 1, 1999.

                                                               HIGH      LOW
                                                               ----      ---
1997
  First Quarter.............................................  $12.44    $ 7.78
  Second Quarter............................................  $12.38    $ 7.50
  Third Quarter.............................................  $15.25    $12.13
  Fourth Quarter............................................  $15.69    $11.94
1998
  First Quarter.............................................  $24.00    $14.53
  Second Quarter............................................  $28.94    $18.50
  Third Quarter.............................................  $31.00    $13.69
  Fourth Quarter............................................  $34.50    $12.13
1999
  First Quarter.............................................  $41.44    $25.63
  Second Quarter............................................  $39.25    $25.50
  Third Quarter.............................................  $54.38    $23.88
  Fourth Quarter (through October 20, 1999).................  $51.25    $41.75

     On October 20, 1999, the closing sale price of our common stock as reported on the Nasdaq National Market was $51.00 per share and we had approximately 300 holders of record of our common stock.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of September 30, 1999:

     - on an actual basis, giving effect to the two-for-one stock split to be effected as a 100% stock dividend and expected to be paid on or about November 5, 1999 to stockholders of record on November 1, 1999; and

     - on an as adjusted basis to reflect the estimated net proceeds from our sale of 1,130,000 shares of common stock, at an assumed public offering price of $51.00 per share and after deducting the estimated underwriters' discounts and commissions and offering expenses payable by us.

     This information excludes 12,430,214 shares of common stock issuable upon the exercise of outstanding stock options as of September 30, 1999 at a weighted average exercise price of $18.22 per share.

                                                                SEPTEMBER 30, 1999
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
Preferred stock, par value, $0.01 per share, 5,000,000
  shares authorized; none issued............................  $     --     $     --
Common stock, par value, $0.01 per share, 100,000,000 shares authorized; 56,073,900 shares issued and outstanding,
  actual; 57,203,900 shares issued and outstanding, as
  adjusted..................................................       561          572
Additional paid-in capital..................................   141,601      196,164
Deferred compensation.......................................      (798)        (798)
Accumulated other comprehensive income......................      (356)        (356)
Retained earnings...........................................    54,744       54,744
                                                              --------     --------
Total stockholders' equity..................................   195,752      250,326
                                                              --------     --------
Total capitalization........................................  $195,752     $250,326
                                                              ========     ========

                      SELECTED CONSOLIDATED FINANCIAL DATA

     You should read the following selected consolidated financial data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes to those statements and other financial information included or incorporated in this prospectus. This selected consolidated financial data includes for all periods presented the accounts and results of operations of EXOR and Adjacency, which we acquired in transactions accounted for as poolings of interests, as described in Note 13 to our consolidated financial statements. The consolidated balance sheet data at December 31, 1996, 1997 and 1998 and the consolidated statement of income data for the fiscal years ended December 31, 1996, 1997 and 1998 have been derived from our audited consolidated financial statements. We have derived the consolidated statement of income data for the nine months ended September 30, 1998 and 1999, and the consolidated balance sheet data at September 30, 1999 from unaudited consolidated financial statements that include, in the opinion of our management, all adjustments, consisting of only normal, recurring adjustments, necessary for a fair presentation of that information. The historical results presented below are not necessarily indicative of future results.

                                                                                 NINE MONTHS
                                                                                    ENDED
                                              YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                                           ------------------------------    --------------------
                                            1996       1997        1998        1998        1999
                                           -------    -------    --------    --------    --------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF INCOME DATA:
Revenues.................................  $49,795    $92,027    $164,872    $111,081    $195,021
Operating expenses:
  Project personnel costs................   23,329     44,623      80,543      53,833      94,621
  Selling and marketing..................    2,453      6,074      11,269       7,569      15,312
  General and administrative.............   14,216     22,571      41,675      27,680      48,394
  Amortization of intangible assets......       --         --         687         128       1,550
  Stock-based compensation charge........      260         --       4,499          --       1,919
  Charge for in-process research and
     development.........................       --         --      11,100      11,100          --
  Acquisition costs......................       --        560          --          --       2,340
                                           -------    -------    --------    --------    --------
     Total operating expenses............   40,258     73,828     149,773     100,310     164,136
                                           -------    -------    --------    --------    --------
Income from operations...................    9,537     18,199      15,099      10,771      30,885
Interest income..........................    1,098      2,058       2,925       2,207       2,649
                                           -------    -------    --------    --------    --------
Income before income taxes...............   10,635     20,257      18,024      12,978      33,534
Income taxes.............................    3,936      7,703       8,660       4,765      12,701
                                           -------    -------    --------    --------    --------
Net income...............................  $ 6,699    $12,554    $  9,364    $  8,213    $ 20,833
                                           =======    =======    ========    ========    ========
Basic net income per share...............  $  0.15    $  0.25    $   0.18    $   0.16    $   0.38
Diluted net income per share.............  $  0.13    $  0.23    $   0.16    $   0.14    $   0.33
Weighted average common shares...........   44,844     49,574      52,228      51,670      55,101
Weighted average common shares and common
  share equivalents......................   49,694     53,739      57,403      56,923      62,345

                                                          DECEMBER 31,                 SEPTEMBER 30,
                                               ----------------------------------      -------------
                                                1996         1997          1998            1999
                                               -------      -------      --------      -------------
                                                                  (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital..............................  $66,369      $76,409      $121,779        $159,240
Total assets.................................   80,077       98,867       187,701         226,793
Long-term debt, less current portion.........       --           --            --              --
Total stockholders' equity...................   66,969       82,307       154,814         195,752

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We are a leading e-services consultancy providing Internet strategy consulting and sophisticated Internet-based solutions to Global 1000 companies and startup businesses. These solutions focus on large-scale and complex business-to-consumer and business-to-business electronic commerce, digital customer relationship management, supply chain optimization, electronic markets and Internet portals. We provide end-to-end solutions to our clients using multidisciplinary teams. We deliver our solutions primarily through five industry business units and on a fixed-price, fixed-timeframe basis.

     Our revenue and earnings may fluctuate from quarter to quarter based on the number, size and scope of projects in which we are engaged, the contractual terms and degree of completion of these projects, any delays incurred in connection with a project, employee utilization rates, the adequacy of provisions for losses, the accuracy of estimates of resources required to complete ongoing projects, general economic conditions and other factors. In addition, revenue from a large client project may constitute a significant portion of our total revenue in a particular period.

     Our financial statements have been restated for all periods presented to reflect a two-for-one stock split distributed on March 9, 1998 and a two-for-one stock split to be effected as a 100% stock dividend expected to be paid on or about November 5, 1999 to stockholders of record on November 1, 1999.

     On December 15, 1997, we acquired all of the outstanding common stock of EXOR Technologies, Inc. in exchange for 1,223,476 shares of our common stock. Our financial statements have been restated for all periods presented to reflect the acquisition of EXOR, which was accounted for as a pooling-of-interests.

     On August 25, 1998, we acquired all of the outstanding common stock of Studio Archetype, Inc. in exchange for 996,628 shares of common stock and $250,000 in cash. We accounted for this acquisition as a purchase and, accordingly, allocated the purchase price to the assets acquired and the liabilities assumed based on their respective fair values. Studio Archetype's results of operations are included in our results of operations from the date of acquisition.

     On March 29, 1999, we acquired all of the outstanding common stock of Adjacency, Inc. in exchange for 1,581,348 shares of common stock. Our financial statements have been restated for all periods presented to reflect the acquisition of Adjacency, which has been accounted for as a pooling-of-interests.

     In September 1999, we expanded our European presence by opening an office in Milan through a joint venture, Sapient & Cuneo SRL. The joint venture will provide e-services to Italian-based businesses.

     On October 8, 1999, we acquired substantially all of the assets of E.Lab, L.L.C. in exchange for 88,044 shares of common stock and the assumption of some of E.Lab's liabilities. We will account for this acquisition as a purchase and will allocate the purchase price to the assets acquired and the liabilities assumed based on their respective fair values.

RESULTS OF OPERATIONS

     The following table sets forth the percentage of revenues of some items included in our consolidated statements of income:

                                                                   NINE MONTHS
                                               YEAR ENDED             ENDED
                                              DECEMBER 31,        SEPTEMBER 30,
                                          --------------------    --------------
                                          1996    1997    1998    1998     1999
                                          ----    ----    ----    ----     ----
Revenues................................  100%    100%    100%     100%     100%
Operating expenses:
  Project personnel costs...............   47      48      49       48       48
  Selling and marketing.................    5       7       7        7        8
  General and administrative............   29      24      25       25       25
  Amortization of intangibles...........   --      --      --       --        1
  Stock-based compensation charge.......   --      --       3       --        1
  Charge for in-process research and
     development........................   --      --       7       10       --
  Acquisition costs.....................   --       1      --       --        1
                                          ---     ---     ---      ---      ---
     Total operating expenses...........   81      80      91       90       84
                                          ---     ---     ---      ---      ---
Income from operations..................   19      20       9       10       16
Interest income.........................    2       2       2        1        1
Income before income taxes..............   21      22      11       11       17
Income taxes............................    8       8       5        4        6
                                          ---     ---     ---      ---      ---
Net income..............................   13%     14%      6%       7%      11%
                                          ===     ===     ===      ===      ===

NINE MONTHS ENDED SEPTEMBER 30, 1999 AND SEPTEMBER 30, 1998

  REVENUES

     Our revenues for the nine months ended September 30, 1999 increased 76% over our revenues for the same period in 1998. The increase in revenues reflected increases in both the average size and number of client projects. During the nine months ended September 30, 1999, our five largest clients accounted for approximately 26% of our revenues, with no client accounting for more than 10% of such revenues. During the nine months ended September 30, 1998, our five largest clients accounted for approximately 33% of our revenues, with no client accounting for more than 10% of such revenues.

  PROJECT PERSONNEL COSTS

     Project personnel costs consist primarily of salaries and employee benefits for personnel dedicated to client projects and direct expenses incurred to complete projects that were not reimbursed by the client. These costs represent the most significant expense we incur in providing our services. The increase in project personnel costs for the nine months ended September 30, 1999 was primarily due to an increase in project personnel from 1,129 at September 30, 1998 to 1,564 at September 30, 1999. Project personnel costs remained constant as a percentage of revenues at 48% for the nine months ended September 30, 1999 and 1998.

  SELLING AND MARKETING

     Selling and marketing costs consist primarily of salaries, employee benefits, travel expenses of selling and marketing personnel and promotional costs. Selling and marketing costs increased as a percentage of revenues to 8% from 7% for the nine months ended September 30, 1999 from the nine months ended September 30, 1998. The increase was primarily due to investments made by us in a new brand identity during the second quarter of 1999 and also due to higher compensation for sales personnel. Selling and marketing personnel increased from 47 employees at September 30, 1998 to 65 employees at September 30, 1999.

  GENERAL AND ADMINISTRATIVE

     General and administrative costs consist primarily of expenses associated with our management, finance and administrative groups, including personnel devoted to recruiting and training project personnel, and occupancy costs. The increase in general and administrative costs for the nine months ended September 30, 1999 was primarily due to an increase in the number of employees hired during 1999, an increase in occupancy costs related to significant expansion of our office space, and increased depreciation costs related to our increased investments in property and equipment. Our total headcount increased from 1,383 at September 30, 1998 to 1,939 at September 30, 1999. General and administrative costs as a percentage of revenues remained constant at 25% for the nine month periods ending September 30, 1999 and September 30, 1998.

  AMORTIZATION OF INTANGIBLE ASSETS

     Amortization of intangible assets consists primarily of amortization of marketing assets, customer lists, assembled workforce and goodwill resulting from the acquisition of Studio Archetype. Amortization periods range from five to seven years.

  STOCK-BASED COMPENSATION CHARGE

     Stock-based compensation charges consist of expenses associated with Adjacency stock options that were granted, prior to our acquisition of Adjacency, at below fair market value. We expect the amount of this charge to be approximately $100,000 per quarter for each quarter during the next two years.

  ACQUISITION COSTS

     We incurred a one-time charge of approximately $2.3 million in 1999 for costs associated with the Adjacency acquisition, which consisted primarily of investment banking, accounting and legal fees.

  INTEREST INCOME

     Interest income for the nine months ended September 30, 1999 was derived primarily from investments of the proceeds from our previous public stock offerings, which were invested in tax-exempt, short-term municipal bonds, commercial paper and U.S. government securities.

  PROVISION FOR INCOME TAXES

     Income tax expense represents combined federal and state income taxes at an effective rate during the nine months ended September 30, 1999 of 37.9% and during the nine months ended September 30, 1998 of 36.7%. The increase in our tax rate resulted from both the non-deductibility of Adjacency acquisition costs in 1999. Our effective tax rate may vary from period to period based on our future expansion into areas with varying country, state, and local income tax rates.

YEARS ENDED DECEMBER 31, 1998 AND 1997

  REVENUES

     Our revenues for 1998 increased 79% over our revenues for 1997. The increase in revenues reflected increases in both the size and number of client projects. The increase in unbilled revenues on contracts from $9.1 million at December 31, 1997 to $10.3 million at December 31, 1998, was primarily a result of increased volume and structure of contract billing schedules. In 1998, our five largest clients accounted for approximately 30% of our revenues, with no client accounting for more than 10% of such revenues. In 1997, our five largest clients accounted for approximately 31% of our revenues, no clients accounted for more than 10% of such revenues and three clients each accounted for more than 5% of such revenues.

  PROJECT PERSONNEL COSTS

     Our project personnel costs for 1998 of $80.5 million increased from $44.6 million in 1997. The increase in project personnel costs for 1998 was primarily due to an increase in project personnel from 692 at December 31, 1997 to 1,188 at December 31, 1998. Project personnel costs increased slightly as a percentage of revenues to 49% in 1998 from 48% in 1997. The increase was due to increased training costs during the period.

  SELLING AND MARKETING

     Selling and marketing costs as a percentage of revenues remained constant at 7% for both 1998 and 1997. The dollar increase was mainly due to our decision to expand our selling and marketing group through hiring, along with the addition of Studio Archetype's selling and marketing group. Selling and marketing personnel grew from 33 employees at December 31, 1997 to 51 employees at December 31, 1998.

  GENERAL AND ADMINISTRATIVE

     General and administrative costs as a percentage of revenues remained constant at 25% for both 1998 and 1997. The dollar increase in general and administrative costs for 1998 compared to 1997 was primarily due to an increase in the incremental costs associated with the additional employees hired during 1998. Our total headcount increased from 838 at December 31, 1997 to 1,492 at December 31, 1998.

  CHARGE FOR IN-PROCESS RESEARCH AND DEVELOPMENT

     In connection with the acquisition of Studio Archetype in the third quarter of 1998, we recorded a charge of $11.1 million for in-process research and development and recorded a corresponding income tax benefit of $4.2 million. This allocation represents the estimated fair value of such technology based on risk-adjusted cash flows related to the development of projects that had not reached technological feasibility at the time of the acquisition and with respect to which the in-process research and development had no alternative future uses. Accordingly, we expensed these costs as of the acquisition date.

  INTEREST INCOME

     Interest income for 1998 and 1997 consisted of interest earned on the proceeds of our initial and follow-on public offerings of common stock, which were invested primarily in tax-exempt, short-term municipal bonds.

  PROVISION FOR INCOME TAXES

     Income tax expense represents combined federal and state income taxes at an effective rate of 48% for 1998 and 38.0% for 1997. The increase in the effective rate in 1998 was the result of compensation expenses recorded by Adjacency, which were not tax deductible by us.

YEARS ENDED DECEMBER 31, 1997 AND 1996

  REVENUES

     Our revenues for 1997 of $92.0 million increased 85% over our revenues for 1996. The increase in revenues reflected increases in both the size and number of client projects. The increase in unbilled revenues on contracts from $4.7 million at December 31, 1996 to $9.1 million at December 31, 1997 was primarily due to the increase in our revenues in 1997. In 1997, our five largest clients accounted for approximately 31% of our revenues, with no client accounting for more than 10% of such revenues and three clients each accounting for more than 5% of such revenues. In 1996, our five largest clients accounted for approximately 51% of our revenues, two clients each accounted for more than 10% of such revenues and five clients each accounted for more than 5% of such revenues.

  PROJECT PERSONNEL COSTS

     The increase in project personnel costs for the year ended December 31, 1997 was primarily due to an increase in project personnel from 434 at December 31, 1996 to 692 at December 31, 1997. Project personnel costs increased slightly as a percentage of revenues from 47% in 1996 to 48% in 1997. The increase was mainly due to investments in training and higher non-reimbursement travel and relocation fees due to the opening of three additional offices in the beginning of 1997.

  SELLING AND MARKETING

     Selling and marketing costs as a percentage of revenues increased from 5% in 1996 to 7% in 1997. This increase, as well as the dollar increase, was mainly due to our decision to expand our selling and marketing group, which grew from 27 employees at December 31, 1996 to 33 employees at December 31, 1997.

  GENERAL AND ADMINISTRATIVE

     The increase in general and administrative costs for 1997 compared to 1996 was primarily due to an increase in the incremental costs associated with the additional employees hired during 1997. Our total headcount increased from 537 at December 31, 1996 to 838 at December 31, 1997. As a percentage of revenue, general and administrative costs were 25% in 1997, compared to 29% in 1996. The decrease as a percentage of revenue in 1997 was primarily a result of lower cash compensation bonuses paid to EXOR executives in 1997 and improved space utilization.

  STOCK-BASED COMPENSATION CHARGE

     We incurred a one-time charge of approximately $260,000 in 1997 for stock-based compensation paid to an EXOR stockholder in connection with the EXOR acquisition.

  ACQUISITION COSTS

     We incurred a one-time charge of approximately $560,000 in the fourth quarter of 1997 for professional services associated with the EXOR acquisition.

  INTEREST INCOME

     Interest income for 1997 and 1996 consisted of interest earned on the proceeds of our initial and follow-on public offerings of common stock, which were invested primarily in tax-exempt, short-term municipal bonds.

  PROVISION FOR INCOME TAXES

     Income tax expenses represents combined federal and state income taxes at an effective rate of 38.0% for 1997 and 37.0% for 1996.

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth a summary of our unaudited quarterly operating results for each of our eight most recently ended fiscal quarters. We have derived this information from our unaudited interim consolidated financial statements, which, in the opinion of our management, have been prepared on a basis consistent with our financial statements contained elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation in accordance with generally accepted accounting principles when read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Our quarterly operating results are not necessarily indicative of future results of operations.

                                                                          THREE MONTHS ENDED
                                       -----------------------------------------------------------------------------------------
                                       DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,
                                         1997       1998        1998       1998        1998       1999        1999       1999
                                       --------   ---------   --------   ---------   --------   ---------   --------   ---------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues.............................  $27,529     $31,595    $36,420     $43,066    $53,791     $57,793    $64,199     $73,029
Operating expenses:
  Project personnel costs............   13,312      15,221     17,511      21,101     26,710      28,334     30,618      35,669
  Selling and marketing..............    2,145       1,842      2,666       3,061      3,700       3,974      5,411       5,927
  General and administrative.........    6,616       8,271      8,726      10,683     13,995      14,648     16,219      17,527
  Amortization of intangibles........       --          --         --         128        559         569        519         462
  Stock-based compensation charge....       --          --         --          --      4,499       1,699        110         110
  Charge for in-process research and
    development......................       --          --         --      11,100         --          --         --          --
  Acquisition costs..................      560          --         --          --         --       2,340         --          --
                                       -------     -------    -------     -------    -------     -------    -------     -------
    Total operating expenses.........   22,633      25,334     28,903      46,073     49,463      51,564     52,877      59,695
                                       -------     -------    -------     -------    -------     -------    -------     -------
Income (loss) from operations........    4,896       6,261      7,517      (3,007)     4,328       6,229     11,322      13,334
Interest income......................      497         590        676         941        718         820        859         970
                                       -------     -------    -------     -------    -------     -------    -------     -------
Income (loss) before income taxes....    5,393       6,851      8,193      (2,066)     5,046       7,049     12,181      14,304
Income taxes/expense (benefit).......    2,105       2,504      2,929        (668)     3,895       2,771      4,495       5,436
                                       -------     -------    -------     -------    -------     -------    -------     -------
Net income (loss)....................  $ 3,288     $ 4,347    $ 5,264     $(1,398)   $ 1,151     $ 4,278    $ 7,686     $ 8,868
                                       =======     =======    =======     =======    =======     =======    =======     =======
Basic net income (loss) per share....  $  0.07     $  0.09    $  0.10     $ (0.03)   $  0.02     $  0.08    $  0.14     $  0.16
Diluted net income(loss) per share...  $  0.06     $  0.08    $  0.09     $ (0.03)   $  0.02     $  0.07    $  0.13     $  0.14

                                                                   AS A PERCENTAGE OF TOTAL REVENUES
                                       -----------------------------------------------------------------------------------------
                                       DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,
                                         1997       1998        1998       1998        1998       1999        1999       1999
                                       --------   ---------   --------   ---------   --------   ---------   --------   ---------
Revenues.............................      100%        100%       100%        100%       100%        100%       100%        100%
Operating expenses:
  Project personnel costs............       48          48         48          49         50          49         48          49
  Selling and marketing..............        8           6          7           7          7           7          8           8
  General and administrative.........       24          26         24          25         26          25         25          24
  Amortization of intangibles........       --          --         --          --          1           1          1           1
  Stock-based compensation charge....       --          --         --          --          8           3         --          --
  Charge for in-process research and
    development......................       --          --         --          26         --          --         --          --
  Acquisition costs..................        2          --         --          --         --           4         --          --
                                       -------     -------    -------     -------    -------     -------    -------     -------
    Total operating expenses.........       82          80         79         107         92          89         82          82
Income (loss) from operations........       18          20         21          (7)         8          11         18          18
Interest income......................        2           2          1           2          1           1          1           2
                                       -------     -------    -------     -------    -------     -------    -------     -------
Income (loss) before income taxes....       20          22         22          (5)         9          12         19          20
Income taxes/expense (benefit).......        8           8          8          (2)         7           5          7           8
                                       -------     -------    -------     -------    -------     -------    -------     -------
Net income (loss)....................       12%         14%        14%         (3)%        2%          7%        12%         12%
                                       =======     =======    =======     =======    =======     =======    =======     =======

LIQUIDITY AND CAPITAL RESOURCES

     We have primarily funded our operations from cash flow generated from operations and the proceeds from our initial and follow-on public offerings. In addition, we have a bank revolving line of credit providing for borrowings of up to $5.0 million. Borrowings under this line of credit, which expires on September 30, 2000, bear interest at the bank's prime rate. The line of credit includes covenants relating to the maintenance of some financial ratios and limits the payment of dividends. At September 30, 1999, we had no bank borrowings outstanding and no material capital commitments.

     We invest predominantly in instruments that are highly liquid, investment grade securities and have maturities of less than one year. At September 30, 1999, we had approximately $99.9 million in cash, cash equivalents and short-term investments compared to $91.8 million at December 31, 1998.

     Cash provided by operating activities was $1.6 million for the nine months ended September 30, 1999 and resulted primarily from net income of $20.8 million and non-cash charges of $9.0 million, offset by increases in accounts receivable of $23.2 million and increases of $3.2 million in unbilled revenues on contracts due to increases in revenues.

     Cash used in investing activities was $29.3 million for the nine months ended September 30, 1999. Purchases of short term investments, net of maturities, during the period were $17.1 million and capital expenditures were $12.2 million. Increased capital expenditures were due to the significant expansion of our office space.

     Cash provided by financing activities was $19.1 million for the nine months ended September 30, 1999 and consisted primarily of cash received from the sale of our common stock through our employee stock purchase plan and upon exercise of stock options.

     We believe that the cash provided from operations, borrowings available under our revolving line of credit, existing cash, cash equivalents and marketable securities and the proceeds from the offering will be sufficient to meet our working capital and capital expenditure requirements for at least the next 18 months.

RECENT ACCOUNTING PRONOUNCEMENTS

     During 1998, we adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income". SFAS 130 establishes standards for reporting comprehensive income and its components in the body of the financial statements. Comprehensive income includes net income as currently reported under generally accepted accounting principles and also considers the effect of additional economic events that are not required to be recorded in determining net income but are rather reported as a separate component of stockholders' equity. The adoption of SFAS 130 did not have a material impact on our financial condition or results of operations.

     During 1998, we adopted Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information". SFAS 131 established standards for reporting information about operating segments in annual and interim financial statements issued to shareholders. This Statement also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of SFAS 131 did not have a material impact on our financial condition or results of operations.

     In the first quarter of 1999, we adopted SOP 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use," which requires the capitalization of some internal costs related to the implementation of computer software obtained for internal use. The adoption of SOP 98-1 did not have a material impact on our financial position or results of operations.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes accounting and reporting standards for derivative instruments, including some derivative instruments embedded in other contracts, collectively referred to as derivatives, and for hedging activities. SFAS 133 requires the recognition of all derivatives as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. We are required to adopt this standard in the first quarter of 2000. We expect that the adoption of SFAS 133 will not have a material impact on our financial position or results of operations.

YEAR 2000 READINESS

     The following disclosure shall be considered Year 2000 Readiness Disclosure to the maximum extent allowed under the Year 2000 Information and Readiness Disclosure Act.

     We have developed a phased Year 2000 readiness plan to help identify and resolve Year 2000 issues associated with our internal systems and the services provided by us. The plan includes:

     - development of corporate awareness;

     - assessment;

     - implementation, including remediation and upgrading of product versions;

     - validation testing; and

     - contingency planning.

     Since we have installed nearly all of our internal hardware and software systems since January 1997, we are not confronted with the task of having to replace obsolete or legacy systems. Primarily, our task is to install upgrades and patches to our internally used software and hardware to make such systems and equipment Year 2000 compliant.

     We created a company-wide Year 2000 team to oversee our Year 2000 program. We have completed our assessment of our internal and third party computer systems and our internal non-information technology systems, such as building security, voice mail, telephone and other systems containing embedded microprocessors. Our material internal information technology systems consist principally of financial, accounting and human resources application software created by third parties, and internally developed sales forecasting and project management software applications. All of our internally developed applications are Year 2000 compliant. With respect to the third-party software applications, we believe that, based on oral statements made by manufacturers and/or statements published on manufacturers' websites, that such products will be Year 2000 complaint. At the manufacturer's recommendation, we recently installed patches in our versions of the Windows 95 and Windows NT operating systems in order for those operating systems to become Year 2000 compliant. The manufacturers of our computer hardware platforms, principally servers, have indicated that the versions we currently use are Year 2000 compliant. We are in the process of obtaining written assurances from each of our third party vendors that their systems, both information technology and non-information technology, are Year 2000 compliant.

     We believe that we are approximately 85% complete in installing patches and upgrades to our third party software and hardware. We have contracted with two consultants to assist in the remediation and testing phase of our Year 2000 compliance plan and we expect to complete our Year 2000 program by November 30, 1999.

     While we do not separately track internal costs incurred for our Year 2000 projects, we believe that we may have to expend additional funds to utilize third party resources to complete our assessment procedures and implement any required fixes. We do not expect these expenditures to be material. If compliance efforts are not completed on time, or additional compliance efforts are required of which we are not currently aware, or the costs of any required updating or modification of our information technology systems exceeds our estimates, the Year 2000 issue could have a material adverse effect on our business, results of operations and financial condition.

     We are developing a comprehensive contingency plan to address the situations that may result if we are unable to achieve Year 2000 readiness of our major information technology and non-information technology systems. We expect to complete this contingency plan by November 30, 1999. There can be no assurance that any contingency plans developed by us will prevent any such service interruption.

     In addition to our internal systems, we rely on third party relationships in the conduct of our business. For example, we rely on the services of the landlords of our facilities, telecommunication companies, banks, utilities, and commercial airlines. We are currently seeking assurances from our landlords and material vendors regarding their Year 2000 readiness, and to the extent such assurances are not given, we are devising contingency plans to ameliorate the negative effects on our major information technology systems in the event the Year 2000 issue results in the unavailability of services. We expect to complete these contingency plans by November 30, 1999. There can be no assurance that any contingency plans we develop will prevent any such service interruption by one or more of our third party vendors or suppliers from having a material adverse effect on our business, results of operations or financial condition. In addition, the failure on the part of the accounting systems of our clients due to the Year 2000 issue could result in a delay in the payment of invoices issued by us for services and expenses. A failure of the accounting systems of a significant number of our clients would have a material adverse effect on our business, results of operations and financial condition.

     Our business involves designing, developing and implementing critical business solutions for our clients. In addition, we have recommended, implemented and customized various third-party software packages for our clients, some of which may not be Year 2000 compliant. Former, present and future clients may assert that some services performed by us involved or are affected by the Year 2000 issue. Because we have designed, developed and implemented software and systems for a large number of clients since 1991, there can be no way of assuring that all such software programs and systems will be Year 2000 compliant. This uncertainty is magnified by the fact that in many cases our clients retain the right to maintain, alter and modify the systems developed and implemented by us after the completion of an engagement. Due to the potential significance of the Year 2000 issue upon client operations, upon any failure of critical client systems or processes that may be directly or indirectly connected or related to systems or software we analyzed, designed, developed, or implemented, we may be subject to claims regardless of whether the failure is related to the services we provided. If asserted, such claims and the associated defense costs could have a material adverse effect on our business, results of operations and financial condition.

     Our policy has been to attempt to include provisions in our client contracts that, among other things, disclaim implied warranties, limit the duration of express warranties, limit our liability to the amount of fees paid by the client to us in connection with the project and disclaim any liability arising from third-party software that we implemented, customized or installed. There can be no assurance that we will be able to obtain these contractual protections in agreements concerning future projects, or that any contractual provisions governing current and completed projects will prevent clients from asserting claims against us with respect to the Year 2000 issue. There also can be no assurance that the contractual protections, if any, obtained by us will effectively operate to protect us from, or limit the amount of, any liability arising from claims asserted against us.

     The foregoing discussion of our Year 2000 readiness contains forward-looking statements including estimates of the timeframes and costs for addressing the known Year 2000 issues confronting us and is based on management's current estimates, which were derived using numerous assumptions. There can be no assurance that these estimates will be achieved and actual events and results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, our ability to identify and correct all Year 2000 problems and the success of third parties with whom we do business in addressing their Year 2000 issues.

                                    BUSINESS

OVERVIEW

     Sapient is a leading e-services consultancy providing Internet strategy consulting and sophisticated Internet-based solutions to Global 1000 companies and startup businesses. We help our clients define Internet strategies to improve their competitive position and we design, architect, develop and implement solutions to execute those strategies. These solutions focus on large-scale and complex business-to-consumer and business-to-business electronic commerce, digital customer relationship management, supply chain optimization, electronic markets and Internet portals.

     We believe that our key strength is our ability to deliver high quality solutions, primarily on a fixed-price, fixed-timeframe basis, through a rapid, effective and integrated process. Our services include:

     - digital business strategy development;

     - experience modeling;

     - creative design;

     - technology development and systems integration; and

     - integrated engagement leadership.

     We provide end-to-end solutions to our clients using multidisciplinary teams composed of business strategists, researchers, creative specialists, technology professionals and program managers. We deliver our solutions primarily through five industry business units: financial services; media, entertainment and communications; manufacturing, retail and distribution; public sector; and energy services. Using this industry alignment helps us accurately define and deliver tailored solutions that effectively address the market dynamics and business opportunities that our clients face. We have been providing Internet solutions for over five years and employ approximately 1,900 people in offices across the United States and in London, Milan and Sydney.

INDUSTRY BACKGROUND

     The broad business acceptance of the Internet and electronic commerce has led companies to adopt new business models and use technologies to take advantage of a range of opportunities. These opportunities include selling and marketing over the Internet to businesses and consumers, optimizing the supply chain and creating electronic markets and exchanges.

     Successfully creating and delivering a comprehensive Internet strategy and solution requires a diversified set of skills. Designing and developing Internet solutions entails careful analysis and definition of the strategic implications of the Internet for an organization, understanding the patterns of user behavior and recognizing the creative possibilities for branding, content and user experience. Additionally, the ability to rapidly deploy Internet solutions requires substantial expertise to evaluate, select and implement appropriate technologies.

     Given the pace of adoption of the Internet and electronic commerce, businesses are seeking to rapidly formulate their Internet strategies. Few organizations have the internal resources or skills necessary to successfully design and implement Internet solutions. As a result, an increasing number of organizations, from Global 1000 companies to startup Internet businesses, are engaging Internet professional services firms. International Data Corp. forecasts worldwide Internet services spending to grow from $7.8 billion in 1998 to $78.6 billion by 2003, which represents a compound annual growth rate of more than 58%.

     A number of firms serve this market. Many of these firms have limited industry expertise and possess only some of the core competencies needed to design and implement an end-to-end

Internet solution. Some firms have grown primarily through acquisitions which may not result in integrated service delivery and management systems or a strong and cohesive corporate culture. Few firms have the experience, ability and size required to rapidly deliver large-scale, business-critical solutions.

     We believe that companies that want to effectively capitalize on the Internet are seeking an Internet professional services firm with extensive expertise and a track record of delivering fully integrated end-to-end Internet solutions. Furthermore, we believe that enterprises will increasingly select Internet professional services firms that can provide effective program management and industry expertise and quickly and predictably implement large-scale, complex solutions.

SAPIENT'S SOLUTION

     Our extensive experience in managing large-scale initiatives, our multidisciplinary approach to delivering solutions and our in-depth industry knowledge and partnership approach with clients enable us to rapidly deliver Internet strategies and solutions that help our clients transform or launch their businesses.

     LARGE-SCALE PROGRAM MANAGEMENT. Our methodology and program management approach builds upon over five years of experience implementing Internet solutions. During this time, the size and complexity of our Internet solutions have increased and we expect this trend to continue. During 1999, several of our Internet projects have involved 50 or more team members and exceeded $10 million in size. In addition, we often manage the entire client initiative, which requires the coordination of numerous third-parties such as content providers, technology vendors, infrastructure experts and telecommunications firms. We believe our significant experience in managing large-scale, complex initiatives is essential to achieving high levels of client satisfaction and repeat business.

     MULTIDISCIPLINARY APPROACH. We deliver end-to-end Internet solutions by combining our five core services: digital business strategy; experience modeling; creative design; technology development and systems integration; and integrated engagement leadership. Multidisciplinary teams are able to quickly communicate new information, identify potential issues and implement solutions. Our integrated approach enables our clients to utilize one Internet professional services firm to manage the delivery of an end-to-end solution.

     IN-DEPTH INDUSTRY KNOWLEDGE. We have extensive knowledge and experience in five industry sectors: financial services; media, entertainment and communications; manufacturing, retail and distribution; public sector; and energy services. We believe this helps us accurately define and deliver tailored solutions that effectively address the market dynamics and business opportunities that our clients face. As the market for Internet professional services becomes more sophisticated, we believe that clients will increasingly demand in-depth industry expertise.

     PARTNERING WITH CLIENTS. Our culture and approach have always been based on working with our clients to understand and achieve their business objectives. Client representatives play an active and important role throughout the engagement and are integrated into our project teams. This client involvement helps ensure that the solution accurately reflects our clients' objectives and has the support of critical client constituencies. In most cases, we further align our interests with our clients' interests by entering into fixed-price, fixed-timeframe contracts. Occasionally we enter into bonus arrangements with our clients. These types of contracts and arrangements create incentives for us to complete the project within budgeted timeframes and in a cost-effective manner.

     RAPID DELIVERY OF RELEVANT SOLUTIONS. Rapid time-to-market is crucial to the effectiveness of an Internet solution. Each element of our solution helps reduce the time required to complete our client engagements and ensures the creation and delivery of strategies and solutions that are responsive to our clients' needs. By delivering our services in an integrated fashion, we reduce time-consuming and costly handoffs of project tasks. Our experience in delivering large-scale projects gives us the program management expertise to quickly coordinate numerous aspects of complex engagements. Our industry knowledge reduces our learning curve on new engagements, helps us to develop industry best practices and allows us to implement solutions more efficiently. Substantial client involvement reduces delays caused by difficulties in obtaining critical information and resources from our client and helps ensure that the solution addresses our client's needs.

SAPIENT SERVICES

     We provide the wide range of services required to identify, design, develop and deploy Internet strategies and solutions for Global 1000 companies and startup businesses. Our services enable rapid delivery of complex solutions for business-to-consumer and business-to-business electronic commerce, digital customer relationship management, supply chain optimization, electronic markets and Internet portals. The following descriptions highlight our core services.

     - DIGITAL BUSINESS STRATEGY. Our digital business strategy development services enable our clients to launch, or transform their existing business into, Internet-based businesses. We help our clients define their Internet strategy, including immediate and long-term objectives for their customers, brands, business models and organizations. We also work with clients to develop change management practices that help align their organizational structure and processes with their Internet strategies.

     - EXPERIENCE MODELING. An important component in a successful Internet solution is understanding the patterns of behavior that reveal and influence the nature of the users' experience. Our researchers use a wide range of innovative observation techniques to understand both on-line and off-line end-user experiences for our clients. This understanding enables us to deliver strategies to help clients model and plan new customer interaction experiences. We believe that our experience modeling helps our clients compete in the new digital economy by delivering compelling user experiences, effective market positioning and relevant brand identities. Our experience modeling services have been enhanced by our October 1999 acquisition of E.Lab, a leading experience-based research firm.

     - CREATIVE DESIGN. We have extensive expertise in developing visual and interactive content and creating electronic brand experiences that enhance and extend our clients' relationships with their customers. Our creative design services assess and analyze our clients' existing brands, identify opportunities and provide user-focused solutions that are appropriate and relevant to the customer-controlled Internet environment. We believe that this helps our clients build sustainable, long-term relationships with their customers.

     - TECHNOLOGY DEVELOPMENT AND SYSTEMS INTEGRATION. Using our extensive in-depth knowledge of the Internet and emerging technologies, we translate strategic, creative and business requirements into sophisticated and functional technology platforms in short timeframes. Recognizing that technical infrastructure is the foundation for clients' Internet solutions, we develop infrastructures that are reliable, robust, secure and scalable. Our principal technology services include the design, architecture and development of electronic commerce platforms, digital customer relationship management systems, supply chain collaboration systems, electronic markets and exchanges and Internet portals, as well as the implementation of enterprise middleware and the integration of Internet solutions with legacy systems.

     - INTEGRATED ENGAGEMENT LEADERSHIP. The execution of large-scale, multidisciplinary Internet solutions in a fixed timeframe requires significant expertise in project and program management. Our integrated engagement leadership approach enables us to effectively manage the relationships, complexities and risks associated with large-scale multidiscipli-nary engagements. This allows us to plan, scope, manage and deliver projects in a coordinated manner. We believe that our integrated engagement leadership results in more successful engagements and enhances client satisfaction with the entire process.

     Our proprietary methodology, One Team, provides a framework of processes, tools and best practices that we use to deliver our services. We believe that One Team benefits our clients by providing an ability for us and our clients to:

     - work together as an integrated team to understand and anticipate specific client needs;

     - work effectively in short timeframes to meet deadlines;

     - set clearly-defined pricing for each phase of a project; and

     - successfully manage the project and flow of information through all phases of an engagement.

SELLING AND MARKETING

     As of September 30, 1999, we employed 65 sales and marketing professionals. The role of Sapient's marketing program is to create and sustain preference and loyalty for Sapient as a leading e-services consultancy. Marketing occurs at the corporate and business unit levels. The corporate marketing department has overall responsibility for communications, advertising, public relations and our website and also engineers and oversees central marketing and communications programs for use by each of our business units.

     Our dedicated marketing personnel within the business units undertake a variety of marketing activities, including sponsoring focused multi-client events to demonstrate our thought leadership, sponsoring and participating in targeted conferences and holding private briefings with individual companies. All of our sales professionals are organized along our five industry business units. We believe that the industry focus of our sales professionals and our business unit marketing personnel enhances their knowledge and expertise in these industries and will generate additional client engagements.

     We generally enter into written commitment letters with our clients at or around the time we commence work on a project. These commitment letters generally contemplate that Sapient and the client will subsequently enter into a more detailed agreement. These written commitments and subsequent agreements contain varying terms and conditions and we do not generally believe it is appropriate to characterize them as consisting of backlog. In addition, because these written commitments and agreements often provide that the arrangement can be terminated with limited advance notice or penalty, we do not believe the projects in process at any one time are a reliable indicator or measure of expected future revenues.

CLIENTS

     Many large organizations in our target markets have adopted Internet initiatives over the past several years and require the types of services we provide. We target clients who are determined to gain a competitive advantage and increase their value to their customers through the creation of new products, services and business models facilitated by integrated business and technology solutions. During the last 18 months, we have worked on Internet solutions for the following clients:

Adobe                                       Morgan Stanley Dean Witter
Answer Financial                            Nordstrom
BankBoston                                  Peet's Coffee and Tea
Bank of America                             Plum Financial Services
Caterpillar                                 SC Johnson
E*TRADE                                     Sallie Mae
Fidelity Investments                        SpringStreet
First Union                                 Staples
Friedman Billings Ramsey                    State of Maine
Goldman Sachs                               State of New Hampshire
Hallmark                                    Steelcase
Hewlett-Packard                             Sunglass Hut
Houston Street Exchange                     United Airlines
iWon.com                                    Wells Fargo
Janus Capital                               Williams Companies

PEOPLE AND CULTURE

     We have developed a strong corporate culture that is critical to our success. Our key values are:

     - client and end-user-focused delivery

     - leadership

     - long-term relationships

     - creativity

     - openness

     - professional growth

     To encourage the achievement of these values, we reward teamwork and promote individuals who demonstrate these values. Also, we have an intensive orientation program for new employees to introduce our core values and a number of internal communications and training initiatives defining and promoting these core values. We believe that our growth and success are attributable in large part to the high caliber of our employees and our commitment to maintain the values on which our success has been based.

     There is significant competition for employees with the skills required to perform the services we offer. We believe that we have been successful in our efforts to attract and retain employees, in part because of our emphasis on our core values, training and professional growth. We intend to continue to recruit, hire and promote employees who share our values.

     As of September 30, 1999, we had 1,939 full-time employees, comprised of 1,564 project personnel, 310 employees in general and administration and 65 employees in sales and marketing. None of our employees is subject to a collective bargaining agreement. We believe that our relations with our employees are good.

COMPETITION

     The markets for the services we provide are highly competitive. We believe that we currently compete principally with strategy consulting firms, Internet professional services firms, systems integration firms, technology vendors and internal information systems groups. Many of the companies that provide services in our markets have significantly greater financial, technical and marketing resources than we do and generate greater revenues and have greater name recognition than we do. In addition, there are relatively low barriers to entry into our markets and we have faced, and expect to continue to face competition from new entrants into our markets.

     We believe that the principal competitive factors in our markets include:

     - ability to integrate strategy, experience modeling, creative design and technology services;

     - quality of service, speed of delivery and price;

     - industry knowledge;

     - sophisticated project and program management capability; and

     - Internet technology expertise and talent.

     We believe that we compete favorably when considering these factors and that our extensive experience in managing large-scale initiatives, multidisciplinary approach to delivering solutions, in-depth industry knowledge and partnership approach with clients distinguish us from our competitors.

INTELLECTUAL PROPERTY RIGHTS

     We rely upon a combination of trade secrets, nondisclosure and other contractual arrangements, and copyright and trademark laws, to protect our proprietary rights. We enter into confidentiality agreements with our employees, generally require that our consultants and clients enter into such agreements, and limit access to and distribution of our proprietary information. There can be no assurance that the steps we take in this regard will be adequate to deter misappropriation of our proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

     Our business involves the development of technology solutions for specific client engagements. Ownership of these solutions is the subject of negotiation and is frequently assigned to the client, although we may retain a license for certain uses. Some clients have prohibited us from marketing the solutions developed for them for specified periods of time or to specified third parties and there can be no assurance that clients will not demand similar or other restrictions in the future. Issues relating to the ownership of and rights to use solutions can be complicated and there can be no assurance that disputes will not arise that affect our ability to resell or reuse such solutions.

OFFICES

     Our headquarters and principal administrative, finance, selling and marketing operations are located in approximately 110,000 square feet of leased office space in Cambridge, Massachusetts. We also lease offices in:

     - Atlanta (2)

     - Chicago (2)

     - Dallas

     - Los Angeles

     - New York (2)

     - San Francisco (3)

     - Washington, D.C.

     - London

     - Milan

     - Sydney

LEGAL PROCEEDINGS

     We are not a party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information about our directors and executive officers as of October 21, 1999.

NAME                                     AGE                         POSITION
----                                     ---                         --------
Jerry A. Greenberg.....................  33    Co-Chairman of the Board of Directors, Co-Chief
                                                 Executive Officer and Director
J. Stuart Moore........................  37    Co-Chairman of the Board of Directors, Co-Chief
                                                 Executive Officer and Director
Sheeroy D. Desai.......................  33    Co-Chief Operating Officer and Executive Vice
                                               President
Susan D. Johnson.......................  34    Chief Financial Officer
Desmond P. Varady......................  34    Co-Chief Operating Officer and Executive Vice
                                               President
R. Stephen Cheheyl.....................  54    Director
Darius W. Gaskins, Jr..................  60    Director
Bruce D. Parker........................  51    Director
Carl S. Sloane.........................  62    Director

     JERRY A. GREENBERG co-founded Sapient in 1991 and has served as the co-Chairman of the Board of Directors and co-Chief Executive Officer and as a director since Sapient's inception.

     J. STUART MOORE co-founded Sapient in 1991 and has served as the co-Chairman of the Board of Directors and co-Chief Executive Officer and as a director since Sapient's inception.

     SHEEROY D. DESAI joined Sapient in 1991 and has served as Executive Vice President since September 1994 and as co-Chief Operating Officer since October 1999. Mr. Desai is responsible for our five industry business units and our two international units. He also oversees the hiring and people strategy organizations.

     SUSAN D. JOHNSON has served as Sapient's Chief Financial Officer since joining Sapient in February 1994.

     DESMOND P. VARADY joined Sapient in 1993, became an Executive Vice President in April 1999 and co-Chief Operating Officer in October 1999. Mr. Varady served as a Vice President from September 1994 to April 1999. Mr. Varady is responsible for the strategic direction of Sapient's five core disciplines. He also oversees our integrated multidisciplinary process, One Team methodology and our knowledge management systems.

     R. STEPHEN CHEHEYL has been a director of Sapient since January 1996. Since he retired in December 1995 Mr. Cheheyl has been a private investor and independent consultant. From October 1994, until then, Mr. Cheheyl served as Executive Vice President of Bay Networks, Inc., a manufacturer of computer networking products, which was formed through the merger of Wellfleet Communications, Inc. and Synoptics Communications, Inc. Mr. Cheheyl is also a director of Auspex Systems, Inc. and MCMS, Inc.

     DARIUS W. GASKINS, JR. has been a director of Sapient since September 1995. Mr. Gaskins is a founding partner of Carlisle, Fagan, Gaskins & Wise, Inc., a management consulting firm, which was formed in 1993. Since 1991, Mr. Gaskins has also been a partner of High Street Associates, Inc., which owns and manages a specialty chemical company. Mr. Gaskins is also a director of Anacomp Inc. and Northwestern Steel and Wire Company.

     BRUCE D. PARKER has been a director of Sapient since September 1995. Since December 1997, Mr. Parker has been Senior Vice President and Chief Information Officer at United Airlines, Inc. From September 1994 to December 1997, Mr. Parker was Senior Vice President -- Management Information Systems and Chief Information Officer at Ryder System Inc., a transportation company.

     CARL S. SLOANE has been a director of Sapient since September 1995. Mr. Sloane is the Ernest L. Arbuckle Professor of Business Administration at Harvard University's Graduate School of Business Administration, where he has been a member of the faculty since 1991. Mr. Sloane is also a director of Ionics, Inc., The Pittston Company and Rayonier, Inc.

                              SELLING STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock as of September 30, 1999 by the selling stockholders. The "Options" columns reflect shares of our common stock subject to options currently exercisable or exercisable within 60 days after September 30, 1999, which are deemed to be outstanding for the purpose of computing the percentage of ownership of the person holding such options, but are not deemed to be outstanding for computing the percentage of ownership of any other person.

     Except as otherwise indicated in the footnotes to the table, each of the stockholders has sole voting and investment power with respect to the shares of common stock beneficially owned by such stockholders. The address for each of the selling stockholders is c/o Sapient Corporation, One Memorial Drive, Cambridge, Massachusetts 02142.

                                         SHARES BENEFICIALLY                               SHARES BENEFICIALLY
                                     OWNED PRIOR TO THE OFFERING                         OWNED AFTER THE OFFERING
                                    ------------------------------                    ------------------------------
                                           NUMBER                      NUMBER OF             NUMBER
                                    --------------------              SHARES BEING    --------------------
    NAME OF BENEFICIAL OWNER          STOCK      OPTIONS   PERCENT      OFFERED         STOCK      OPTIONS   PERCENT
--------------------------------    ----------   -------   -------    ------------    ----------   -------   -------
Jerry A. Greenberg(1)...........    11,793,360        0      21.0%     1,170,000      10,623,360        0      18.6%
J. Stuart Moore(2)..............    11,485,600        0      20.5%     1,170,000      10,315,600        0      18.0%
Sheeroy D. Desai(3).............       528,058   224,700      1.3%        20,000         508,058   224,700      1.3%
Susan D. Johnson................        24,140   33,000      *             4,000          20,140   33,000      *
Desmond P. Varady...............        82,480   70,400      *             6,000          76,480   70,400      *

---------------
 *  Less than one percent.

(1) Includes 4,435,258 shares held in trusts of which Mr. Greenberg is a co-trustee and over which he shares voting and/or investment control. Only shares directly held by Mr. Greenberg will be sold in this offering. If the underwriters exercise their over-allotment option, Mr. Greenberg will sell an additional 262,500 shares of common stock.

(2) Includes (a) 3,700,776 shares held in trust, of which Mr. Moore is the sole trustee and over which Mr. Moore has sole voting and investment control, (b) 1,563,680 shares held in trusts of which Mr. Moore is a co-trustee and over which shares Mr. Moore shares investment control, of which 876,426 shares are held by the J. Stuart Moore Remainder Trust, (c) 30,220 shares held in trust of which Mr. Moore's wife is a co-trustee and over which shares Mr. Moore's wife shares voting and/or investment control, and (d) 780,000 shares held by the J. Stuart Moore Gift Trust, over which shares Mr. Moore does not have voting or investment control but in which shares Mr. Moore's children have a beneficial interest. Mr. Moore disclaims beneficial ownership of the shares held by the trusts except to the extent of his proportionate pecuniary interest therein. Of the 1,170,000 shares to be sold, 819,000 shares are to be sold by Mr. Moore directly, 234,000 shares are to be sold by J. Stuart Moore Gift Trust and 117,000 shares are to be sold by J. Stuart Moore Remainder Trust. If the underwriters exercise their over-allotment option, Mr. Moore will sell an additional 262,500 shares of common stock .

(3) Includes 2,200 shares held by Mr. Desai's wife as custodian under the Uniform Gifts to Minors Act.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. As of September 30, 1999, 56,073,900 shares of our common stock were issued and outstanding and no shares of preferred stock were outstanding. These share numbers have been adjusted to reflect the two-for-one stock split to be effected as a 100% stock dividend, expected to be paid on or about November 5, 1999 to stockholders of record on November 1, 1999.

     The following summary of our securities and provisions of our certificate of incorporation and our bylaws is not intended to be complete and is qualified by reference to the provisions of applicable law and to our certificate of incorporation and bylaws.

COMMON STOCK

     Holders of our common stock are entitled to one vote for each share on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to the preferential dividend rights of any preferred stock then outstanding. Upon any liquidation, dissolution or winding-up, holders of common stock are entitled to receive ratably the net assets available for distribution after the payment of all debts and other liabilities and subject to any prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares to be issued by us in the offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

PREFERRED STOCK

     Our board of directors is authorized, subject to any limitations prescribed by law, but without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock, in one or more series. Each such series of preferred stock may have such number of shares, designations, preferences, voting powers, qualifications, restrictions and special or relative rights or privileges as is determined by our board of directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

     Our stockholders have granted the board of directors authority to issue preferred stock and to determine its rights and preferences in order to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of Sapient.

DELAWARE LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

     We are subject to the provisions of Section 203 of the General Corporation Law of Delaware, an antitakeover law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to some exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

     Our certificate of incorporation and bylaws provide for the division of our board of directors into three classes as nearly equal in size as possible with staggered three-year terms. In addition, our certificate of incorporation and bylaws provide that directors may be removed only for cause by the affirmative vote of the holders of two-thirds of the shares of our capital stock entitled to vote. Under our certificate of incorporation and bylaws, any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of Sapient.

     Our certificate of incorporation and bylaws also provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation and bylaws further provide that special meetings of the stockholders may only be called by a chairman of the board of directors, a chief executive officer or, if none, a president or by the board of directors. Under our bylaws, in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with requirements regarding advance notice to us. The foregoing provisions could have the effect of delaying until the next stockholders' meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person from making a tender offer for our common stock, because even if such person acquired a majority of our outstanding voting securities it would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders' meeting, and not by written consent.

     Our certificate of incorporation and bylaws require the affirmative vote of the holders of at least 75% of the shares of our capital stock issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

LIMITATION OF LIABILITY

     Our certificate of incorporation contains provisions:

     - eliminating a director's liability to us or our stockholders for monetary damages for a breach of fiduciary duty, except in circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law; and

     - obligating us to indemnify our officers and directors to the fullest extent permitted by the General Corporation Law of Delaware.

     We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

STOCK TRANSFER AGENT

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                                  UNDERWRITING

     Sapient, the selling stockholders and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to various conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Credit Suisse First Boston Corporation, Morgan Stanley & Co. Incorporated, First Union Securities, Inc. and Friedman, Billings, Ramsey & Co., Inc. are the representatives of the underwriters.

                      Underwriters                         Number of shares
                      ------------                         ----------------
Goldman, Sachs & Co......................................
Credit Suisse First Boston Corporation...................
Morgan Stanley & Co. Incorporated........................
First Union Securities, Inc..............................
Friedman, Billings, Ramsey & Co., Inc....................
                                                               --------

     Total...............................................     3,500,000
                                                               ========

     If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 525,000 shares from two of the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by Sapient and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                        Paid by Sapient
                                                  ---------------------------
                                                  No Exercise   Full Exercise
                                                  -----------   -------------
Per Share.......................................   $              $
Total...........................................   $              $

                                                      Paid by the Selling
                                                         Stockholders
                                                  ---------------------------
                                                  No Exercise   Full Exercise
                                                  -----------   -------------
Per Share.......................................   $              $
Total...........................................   $              $

     Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount
of up to $     per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other
brokers or dealers at a discount of up to $     per share from the initial price
to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

     Sapient, its directors and executive officers and the selling stockholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives. In addition, Messrs. Greenberg and Moore, and their related trusts, who will hold 20,938,960 shares after the offering, have agreed to the above restrictions for an additional 90-day period. This agreement does not apply to any existing employee benefit plans.

     In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     As permitted by Rule 103 under the Exchange Act, certain underwriters and selling group members, if any that are market makers "passive market makers" in the common stock may make bids for or purchases of common stock in the Nasdaq National Market until a stabilizing bid has been made. Rule 103 generally provides:

     - a passive market maker's net daily purchases of the common stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months, or any 60 consecutive days ending within the 10 days, immediately preceding the filing date of the registration statement of which this prospectus forms a part;

     - a passive market maker may not effect transactions or display bids for the common stock at a price that exceeds the highest independent bid for the common stock by persons who are not passive market makers; and

     - bids made by passive market makers must be identified as such.

     Sapient estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $500,000. Two of the selling stockholders, Jerry A. Greenberg and J. Stuart Moore, will pay a pro rata share of this amount based on the percentage of the number of shares sold by each such selling stockholder to the total number of shares sold in the offering.

     Sapient and the selling stockholders have agreed to indemnify the several underwriters against some liabilities, including liabilities under the Securities Act of 1933.

     We have provided services in the ordinary course of our business to Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, First Union Securities, Inc. and Friedman, Billings, Ramsey & Co., Inc., four of the representatives. During fiscal 1998, Goldman, Sachs & Co. accounted for approximately 5.5% of our revenues and during the nine months ended September 30, 1999, 3.4% of our revenues. During the nine months ended September 30, 1999, Morgan Stanley & Co. Incorporated and First Union Securities, Inc. each accounted for less than 1% of our revenues and Friedman, Billings, Ramsey & Co., Inc. accounted for approximately 1.1% of our revenues. Our work for all four representatives is ongoing.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Hale and Dorr LLP, Boston, Massachusetts. Legal matters for the underwriters will be passed upon by Ropes & Gray, Boston, Massachusetts.

                                    EXPERTS

     Our financial statements as of December 31, 1998, 1997 and 1996 and the consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998, have been included and incorporated by reference in this prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     In July 1999, Sapient replaced KPMG LLP as its independent auditors with PricewaterhouseCoopers LLP. The audit committee of Sapient's board of directors recommended the change of accountants and that action was approved by the board of directors. KPMG's dismissal was not due to or based on any disagreements on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other documents with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room at Room 1024, Judiciary Plaza Building, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Sapient's SEC filings are also available to you on the SEC's Internet site at http://www.sec.gov.

     This prospectus is part of a registration statement we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the addresses listed above or from the SEC's Internet site.

     The SEC allows us to "incorporate" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all of the shares covered by this prospectus:

           (1) Our Annual Report on Form 10-K for the year ended December 31, 1998, filed with the SEC on March 16, 1999, as amended by Form 10-K/A filed with the SEC on April 30, 1999;

           (2) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, filed with the SEC on May 14, 1999, as amended by Form 10-Q/A filed with the SEC on May 21, 1999;

           (3) Our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, filed with the SEC on August 13, 1999;

           (4) Our Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, filed with the SEC on October 21, 1999;

           (5) Our Current Report on Form 8-K/A, filed with the SEC on February 23, 1999;

           (6) Our Current Report on Form 8-K, filed with the SEC on April 7, 1999;

           (7) Our Current Report on Form 8-K, filed with the SEC on April 23, 1999, as amended by Form 8-K/A filed with the SEC on April 23, 1999;

           (8) Our Current Report on Form 8-K, filed with the SEC on July 26, 1999;

           (9) All of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement; and

          (10) The description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on March 26, 1996, as amended by Form 8-A/A filed with the SEC on March 28, 1996.

     You may request a copy of these documents, which will be provided to you at no cost, by contacting: Sapient Corporation, One Memorial Drive, Cambridge, MA 02142, Attention: Investor Relations, (617) 621-0200.

                              SAPIENT CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report................................    F-2
Consolidated Balance Sheets.................................    F-3
Consolidated Statements of Income and Comprehensive
  Income....................................................    F-4
Consolidated Statements of Stockholders' Equity.............    F-5
Consolidated Statements of Cash Flows.......................    F-7
Notes to Consolidated Financial Statements..................    F-9

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
  Sapient Corporation:

     We have audited the accompanying consolidated balance sheets of Sapient Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sapient Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                                     /s/ KPMG LLP
                                          --------------------------------------
                                                         KPMG LLP

Boston, Massachusetts
April 16, 1999

                              SAPIENT CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                  DECEMBER 31,
                                                              --------------------    SEPTEMBER 30,
                                                                1997        1998          1999
                                                              --------    --------    -------------
                                                                                       (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 47,314    $ 39,320      $ 30,713
  Short term investments....................................    17,092      52,500        69,207
  Accounts receivable, less allowance for doubtful accounts
    of $350, $569 and $612, respectively....................    16,775      42,797        66,010
  Unbilled revenues on contracts............................     9,071      10,306        13,530
  Prepaid expenses..........................................       680         438         2,089
  Other current assets......................................       971       3,296         2,418
  Deferred income taxes.....................................        35       3,973         3,973
                                                              --------    --------      --------
         Total current assets...............................    91,938     152,630       187,940
Property and equipment, net.................................     6,576      14,447        21,036
Deferred income taxes.......................................        --       5,702         5,702
Intangible assets...........................................        --      13,729        11,532
Due from shareholders.......................................        --         764           250
Other assets................................................       353         429           333
                                                              --------    --------      --------
         Total assets.......................................  $ 98,867    $187,701      $226,793
                                                              ========    ========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable to bank.....................................  $    444    $    117      $     --
  Accounts payable..........................................       224       1,064         1,527
  Accrued expenses..........................................     1,924       3,743         2,893
  Accrued compensation......................................     3,454       8,633         5,103
  Income taxes payable......................................     1,255       2,217         1,136
  Deferred income taxes.....................................     1,820       4,170         4,170
  Deferred revenues on contracts............................     6,408      10,907        13,871
                                                              --------    --------      --------
         Total current liabilities..........................    15,529      30,851        28,700
Deferred income taxes.......................................       121         773           773
Other long term liabilities.................................       910       1,263         1,568
                                                              --------    --------      --------
         Total liabilities..................................    16,560      32,887        31,041
                                                              --------    --------      --------
Commitments and contingencies
Stockholders' equity:
  Preferred stock, par value $0.01 per share; 5,000,000
    shares authorized and none outstanding at December 31,
    1998 and 1997...........................................        --          --            --
  Common stock, par value $0.01 per share, 100,000,000
    shares authorized, 49,994,488 shares issued and
    outstanding at December 31, 1997; 54,212,586 shares
    issued and outstanding at December 31, 1998; 56,073,900
    shares issued and outstanding at September 30, 1999.....       500         542           561
  Additional paid-in capital................................    57,221     122,513       141,601
  Deferred compensation.....................................        --      (2,178)         (798)
  Accumulated other comprehensive income....................        --          26          (356)
  Retained earnings.........................................    24,586      33,911        54,744
                                                              --------    --------      --------
         Total stockholders' equity.........................    82,307     154,814       195,752
                                                              --------    --------      --------
         Total liabilities and stockholders' equity.........  $ 98,867    $187,701      $226,793
                                                              ========    ========      ========

          See accompanying Notes to Consolidated Financial Statements

                              SAPIENT CORPORATION

           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                        NINE MONTHS ENDED
                                         YEARS ENDED DECEMBER 31,         SEPTEMBER 30,
                                       -----------------------------   -------------------
                                         1996      1997       1998       1998       1999
                                       --------   -------   --------   --------   --------
                                                                           (UNAUDITED)
Revenues.............................  $ 49,795   $92,027   $164,872   $111,081   $195,021
Operating expenses:
  Project personnel costs............    23,329    44,623     80,543     53,833     94,621
  Selling and marketing..............     2,453     6,074     11,269      7,569     15,312
  General and administrative.........    14,476    22,571     41,675     27,680     48,394
  Amortization of intangible
     assets..........................        --        --        687        128      1,550
  Stock-based compensation charge....        --        --      4,499         --      1,919
  Charge for in-process research and
     development.....................        --        --     11,100     11,100         --
  Acquisition costs..................        --       560         --                 2,340
                                       --------   -------   --------   --------   --------
          Total operating expenses...    40,258    73,828    149,773    100,310    164,136
                                       --------   -------   --------   --------   --------
  Income from operations.............     9,537    18,199     15,099     10,771     30,885
Interest income......................     1,098     2,058      2,925      2,207      2,649
                                       --------   -------   --------   --------   --------
  Income before income taxes.........    10,635    20,257     18,024     12,978     33,534
Income taxes.........................     3,936     7,703      8,660      4,765     12,701
                                       --------   -------   --------   --------   --------
          Net Income.................  $  6,699   $12,554   $  9,364   $  8,213   $ 20,833
                                       ========   =======   ========   ========   ========
Foreign currency translation gain....        --        --         26         --        (19)
Unrealized holding loss on short term
  investments........................        --        --         --         --       (202)
                                       --------   -------   --------   --------   --------
          Comprehensive income.......  $  6,699   $12,554   $  9,390   $  8,213   $ 20,612
                                       ========   =======   ========   ========   ========
Basic net income per share...........  $   0.15   $  0.25   $   0.18   $   0.16   $   0.38
                                       ========   =======   ========   ========   ========
Diluted net income per share.........  $   0.13   $  0.23   $   0.16   $   0.14   $   0.33
                                       ========   =======   ========   ========   ========
Weighted average common shares.......    44,844    49,574     52,228     51,670     55,101
Weighted average common share
  equivalents........................     4,850     4,166      5,174      5,253      7,244
                                       --------   -------   --------   --------   --------
Weighted average common shares and
  common share equivalents...........    49,694    53,739     57,402     56,923     62,345
                                       ========   =======   ========   ========   ========

          See accompanying Notes to Consolidated Financial Statements

                              SAPIENT CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                              VOTING            NON-VOTING
                                           COMMON STOCK        COMMON STOCK       ADDITIONAL
                                         ----------------    -----------------     PAID-IN
                                         SHARES    AMOUNT    SHARES     AMOUNT     CAPITAL
                                         ------    ------    ------     ------    ----------
Balance at December 31, 1995...........  22,744    $  227     15,328    $ 153      $   (160)
  Notes repaid from stockholders.......      --        --         --       --            --
  Exercised stock options..............   1,864        19         --       --           194
  Distributions to stockholders........
  Proceeds from public offerings.......   8,780        88         --       --        54,009
  Conversion of non-voting shares to
     voting shares.....................  15,328       153    (15,328)    (153)           --
  Tax benefit of disqualifying
     dispositions of stock options.....      --        --         --       --           108
  Stock-based compensation.............      62         1         --       --           259
  Net income...........................      --        --         --       --            --
                                         ------    ------    -------    -----      --------
Balance at December 31, 1996...........  48,778       488         --       --        54,411
  Notes repaid from stockholders.......      --        --         --       --            --
  Exercised stock options..............   1,216        12         --       --         1,777
  Distributions to stockholders........
  Tax benefit of disqualifying
     dispositions of stock options.....      --        --         --       --         1,034
  Net income...........................      --        --         --       --            --
                                         ------    ------    -------    -----      --------
Balance at December 31, 1997...........  49,994       500         --       --        57,221
  Exercised stock options..............   1,916        19         --       --         5,093
  Translation gain.....................      --        --         --       --            --
  Proceeds from public offering........   1,306        13         --       --        29,078
  Distributions to stockholders........      --        --         --       --            --
  Common stock issued for acquisition
     of Studio Archetype...............     996        10         --       --        22,790
  Tax benefit of disqualifying
     dispositions of stock options.....      --        --         --       --         1,654
  Deferred compensation................      --        --         --       --         6,677
  Net income...........................      --        --         --       --            --
                                         ------    ------    -------    -----      --------
Balance at December 31, 1998...........  54,212       542         --       --       122,513
                                         ======    ======    =======    =====      ========
Exercised stock options (unaudited)....   1,668        17                            14,014
Proceeds of Employee Stock
  Purchase Plan (unaudited)............     194         2                             4,535
Translation gain (loss) (unaudited)....
Deferred compensation (unaudited)......                                                 539
Net income (unaudited).................
                                         ------    ------    -------    -----      --------
Balance at September 30, 1999
  (unaudited)..........................  56,074    $  561         --    $  --      $141,601
                                         ======    ======    =======    =====      ========

                              SAPIENT CORPORATION
         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY -- (CONTINUED)

                                 (IN THOUSANDS)

                                       ACCUMULATED                                  NOTES
                                          OTHER                                   RECEIVABLE        TOTAL
                                      COMPREHENSIVE     DEFERRED     RETAINED        FROM       STOCKHOLDERS'
                                         INCOME       COMPENSATION   EARNINGS    STOCKHOLDERS      EQUITY
                                      -------------   ------------   --------    ------------   -------------
Balance at December 31, 1995........          --              --     $   5,454     $   (75)      $    5,599
  Notes repaid from stockholders....          --              --            --          50               50
  Exercised stock options...........          --              --            --          --              213
  Distributions to stockholders.....                                       (52)                         (52)
  Proceeds from public offerings....          --              --            --          --           54,097
  Conversion of non-voting shares to
    voting shares...................          --              --            --          --               --
  Tax benefit of disqualifying
    dispositions of stock options...          --              --            --          --              108
  Stock-based compensation..........          --              --            --          --              260
  Net income........................          --              --         6,699          --            6,699
                                         -------       ---------     ---------     -------       ----------
Balance at December 31, 1996........          --              --        12,101         (25)          66,974
  Notes repaid from stockholders....          --              --            --          25               25
  Exercised stock options...........          --              --            --          --            1,789
  Distributions to stockholders.....          --              --           (69)         --              (69)
  Tax benefit of disqualifying
    dispositions of stock options...          --              --            --          --            1,034
  Net income........................          --              --        12,554          --           12,554
                                         -------       ---------     ---------     -------       ----------
Balance at December 31, 1997........          --              --        24,586          --           82,307
  Exercised stock options...........          --              --            --          --            5,112
  Translation gain..................          26              --            --          --               26
  Proceeds from public offering.....          --              --            --          --           29,091
  Distributions to stockholders.....          --              --           (39)         --              (39)
  Common stock issued for
    acquisition of Studio
    Archetype.......................          --              --            --          --           22,800
  Tax benefit of disqualifying
    dispositions of stock options...          --              --            --          --            1,654
  Deferred compensation.............          --          (2,178)           --          --            4,499
  Net income........................          --              --         9,364          --            9,364
                                         -------       ---------     ---------     -------       ----------
Balance at December 31, 1998........          26          (2,178)       33,911          --          154,814
Exercised stock options
  (unaudited).......................                                                                 14,031
Proceeds from Employee Stock
  Purchase Plan (unaudited).........                                                                  4,537
Translation gain (loss)
  (unaudited).......................        (382)                                                      (382)
Deferred compensation (unaudited)...                       1,380                                      1,919
Net income (unaudited)..............                                    20,833                       20,833
                                         -------       ---------     ---------     -------       ----------
Balance at September 30, 1999
  (unaudited).......................     $  (356)      $    (798)    $  54,744     $    --       $  195,752
                                         =======       =========     =========     =======       ==========

          See accompanying Notes to Consolidated Financial Statements

                              SAPIENT CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                 NINE MONTHS ENDED
                                                YEARS ENDED DECEMBER 31,           SEPTEMBER 30,
                                            --------------------------------    --------------------
                                              1996        1997        1998        1998        1999
                                            --------    --------    --------    --------    --------
                                                                                    (UNAUDITED)
Cash flows from operating activities:
Net income................................  $  6,704    $ 12,554    $  9,364    $  8,213    $ 20,833
Adjustments to reconcile net income to net
  cash provided by (used in) operating
  activities:
  Depreciation and amortization...........     1,296       2,478       4,096       2,361       5,577
  Charge for in-process research and
    development...........................        --          --      11,100      11,100          --
  Amortization of intangible assets.......        --          --         128         128       1,550
  Deferred income taxes...................    (1,030)        786      (6,638)     (4,039)         --
  Allowance for doubtful accounts.........        --         275         200          --          --
  Stock compensation expense..............       260          --       4,499          --       1,919
  Changes in operating assets and
    liabilities:
    Increase in accounts receivable.......    (4,262)     (5,170)    (23,644)    (12,498)    (23,212)
    Increase in unbilled revenues on
      contracts...........................    (2,392)     (4,397)       (651)     (2,313)     (3,224)
    Decrease (increase) in prepaid
      expenses............................       (26)       (363)        321      (1,203)       (876)
    Increase in other current assets......      (150)       (821)     (2,383)         --          --
    Decrease in income tax receivable.....       480          --          --          --          --
    Decrease (increase) in other assets...        49        (285)         70          39          97
    Increase (decrease) in accounts
      payable.............................      (356)        104         395       1,270         345
    (Decrease) increase in accrued
      expenses............................       546         332      (1,241)     (1,584)       (100)
    Increase in accrued compensation......     1,419       1,172       4,137         (95)     (3,530)
    Increase in income taxes payable......     1,552         738       2,493       2,319      (1,081)
    Increase in other long term
      liabilities.........................       717         155         311          70         305
    Increase in deferred revenues on
      contracts...........................     2,541       1,492       3,365        (423)      2,963
                                            --------    --------    --------    --------    --------
      Net cash provided by operating
         activities.......................     7,348       9,050       5,922       3,345       1,566
                                            --------    --------    --------    --------    --------
Cash flows from investing activities:
  Purchase of property and equipment......    (2,193)     (6,356)     (9,307)     (7,462)    (12,166)
  Net cash received from acquisition......        --          --         561         561          --
  Sales and maturities of short term
    investments...........................        --      12,190      21,043          --          --
  Purchases of short term investments.....    (9,540)    (19,742)    (56,451)    (45,533)    (17,089)
                                            --------    --------    --------    --------    --------
      Net cash used in investing
         activities.......................   (11,733)    (13,908)    (44,154)    (52,434)    (29,255)
                                            --------    --------    --------    --------    --------
Cash flows from financing activities:
  Proceeds from stockholders for notes
    receivable............................        50          25       3,024                     514
  Payments to stockholders for notes
    receivable............................        --          --      (3,788)     (3,788)         --
  Proceeds from Employee Stock Purchase
    Plan..................................        --          --          --       2,810       4,537

                              SAPIENT CORPORATION

                                 (IN THOUSANDS)

                                                                                 NINE MONTHS ENDED
                                                YEARS ENDED DECEMBER 31,           SEPTEMBER 30,
                                            --------------------------------    --------------------
                                              1996        1997        1998        1998        1999
                                            --------    --------    --------    --------    --------
                                                                                    (UNAUDITED)
  Exercise of stock options...............       213       1,789       5,112       1,311      14,031
  Net proceeds from initial public
    offering..............................    32,403          --          --          --          --
  Net proceeds from follow-on public
    offering..............................    21,694          --      29,091      29,091
  Distribution to stockholders............        --         (69)        (39)         --          --
  Principal payments on notes payable to
    bank..................................       (49)         (6)     (3,162)     (2,909)         --
                                            --------    --------    --------    --------    --------
      Net cash provided by financing
         activities.......................    54,311       1,739      30,238      26,515      19,082
                                            --------    --------    --------    --------    --------
(Decrease) increase in cash and cash
  equivalents.............................    49,926      (3,119)     (7,994)    (22,574)     (8,607)
Cash and cash equivalents, beginning of
  year....................................       507      50,433      47,314      47,314      39,320
                                            --------    --------    --------    --------    --------
Cash and cash equivalents, end of year....  $ 50,433    $ 47,314    $ 39,320    $ 24,740    $ 30,713
                                            ========    ========    ========    ========    ========
Schedule of non-cash financing activities:
  Tax benefit of disqualifying
    dispositions of stock options.........  $    108    $  1,034    $  1,654
                                            ========    ========    ========
Supplemental disclosures of cash flow
  information:
Net assets and liabilities recognized upon
  acquisition of Studio Archetype:
  Cash and cash equivalents...............                          $    811
  Accounts receivable.....................                             2,578
  Unbilled revenues on contracts..........                               629
  Prepaid expenses and other current
    assets................................                                34
  Property and equipment..................                             2,077
  Other assets............................                               100
  Accounts payable........................                               445
  Accrued expenses........................                               725
  Accrued compensation....................                               880
  Accrued income taxes payable............                               270
  Deferred revenues on contracts..........                             1,134
  Notes payable to bank...................                             2,862
  Other long term liabilities.............                                42
  Accrued acquisition costs...............                             2,335
Supplemental disclosures of non-cash
  investing activities:
  Common stock issued for acquisition of
    Studio Archetype......................                          $ 22,800

          See accompanying Notes to Consolidated Financial Statements

                              SAPIENT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) NATURE OF BUSINESS

     Sapient is an innovative provider of e-business consulting and Internet commerce solutions. Through the delivery of integrated services from strategy and business transformation consulting through user-centered design and technology implementation services, Sapient helps emerging and evolving businesses transform themselves into e-businesses. Founded in 1991 as a Delaware corporation, the Company currently has more than 1,400 employees in offices in Cambridge, Massachusetts, New York, San Francisco, Chicago, Atlanta, Dallas, Los Angeles, London, England and Sydney, Australia.

     On March 29, 1999, Sapient acquired all of the outstanding Common Stock of Adjacency in exchange for 1,581,348 shares of Sapient Common Stock (See Note
13). Sapient's Consolidated Financial Statements have been restated for all periods presented to reflect the acquisition of Adjacency, which has been accounted for as a pooling of interests.

     On August 25, 1998, Sapient acquired Studio Archetype, Inc. ("Studio Archetype") in exchange for 996,628 shares of Common Stock and paid $250,000 in cash to the former Studio stockholders. The acquisition was accounted for as a purchase and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values.

     On December 15, 1997, Sapient acquired all of the outstanding common stock of EXOR Technologies, Inc. ("EXOR") in exchange for 1,223,476 shares of Sapient Common Stock (see Note 13). Sapient's Consolidated Financial Statements have been restated for all periods presented to reflect the acquisition of EXOR, which has been accounted for as a pooling of interests.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) PRINCIPLES OF CONSOLIDATION

     The Consolidated Financial Statements include the accounts of Sapient and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

  (b) CASH AND CASH EQUIVALENTS

     All highly liquid investments with original maturities of three months or less are considered cash equivalents. Cash and cash equivalent balances consist of deposits and repurchase agreements with a large U.S. commercial bank and tax exempt short-term municipal bonds.

  (c) SHORT-TERM INVESTMENTS

     Short-term investments are available-for-sale securities, which are recorded at fair market value. The difference between fair market value and cost is not material. Realized gains and losses from sales of available-for-sale securities were not material for any period presented.

  (d) PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight line and accelerated methods over the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the assets or the lease term.

                              SAPIENT CORPORATION

  (e) REVENUE RECOGNITION

     Revenues pursuant to fixed-fee contracts are generally recognized as services are rendered on the percentage-of-completion method of accounting (based on the ratio of costs incurred to total estimated costs). Revenues pursuant to time and material contracts are generally recognized as services are provided. Revenues from maintenance agreements are recognized ratably over the terms of the agreements.

     Provisions for estimated losses on uncompleted contracts are made on a contract by contract basis and are recognized in the period in which such losses are determined. Unbilled revenues on contracts are comprised of costs, plus earnings on certain contracts in excess of contractual billings on such contracts. Billings in excess of costs plus earnings are classified as deferred revenues.

  (f) INCOME TAXES

     Sapient records income taxes using the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (g) FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

     Financial instruments which potentially subject Sapient to a concentration of credit risk consist of cash and cash equivalents and accounts receivable.

     Sapient performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable. Sapient maintains allowances for potential credit losses and such losses have been within management's expectations. Write-offs of accounts receivable have not been material for any of the periods presented.

     The fair market values of cash and cash equivalents, accounts receivable and debt instruments at both December 31, 1998 and 1997 approximate their carrying amounts.

  (h) USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (i) IMPAIRMENT OF LONG-LIVED ASSETS

     In accordance with Financial Accounting Standards Board Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", the carrying value of intangible assets and other long-lived assets is reviewed on a regular basis for the existence of facts or circumstances, both internally and externally, that may suggest impairment. To date, no such impairment has been indicated. Should there be an impairment in

                              SAPIENT CORPORATION
the future, Sapient will measure the amount of the impairment based on undiscounted expected future cash flows from the impaired assets. The cash flow estimates that will be used will contain management's best estimates, using appropriate and customary assumptions and projections at the time.

  (j) RESEARCH AND DEVELOPMENT COSTS

     Research and development expenditures are charged to operations as incurred. To date, substantially all research and development activities of Sapient have been pursuant to customer contracts and, accordingly, have been expensed as project costs. Sapient has not capitalized any software development costs since such costs have neither been significant nor can the future economic benefit be reasonably determined.

  (k) STOCK-BASED COMPENSATION

     Statement of Financial Accounting Standards No. 123 ("SFAS 123") requires that companies either recognize compensation expense for grants of stock, stock options, and other equity instruments based on fair value, or provide pro forma disclosure of net income and net income per share in the notes to the financial statements. Sapient applies APB Opinion 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized under SFAS 123 for Sapient's stock option plans, and footnote disclosure is provided in Note 9.

     The deferred compensation expense appearing in the financial statements relates to stock options that were granted to Adjacency employees prior to the acquisition by Sapient at below fair market value. The deferred compensation is being amortized on a straight-line basis over the vesting period of three years. Certain employees completed their vesting upon the business combination described in Note 1.

  (l) EARNINGS PER SHARE

     Under Statement of Financial Accounting Standards No. 128, Sapient presents both basic net income per share and diluted net income per share. Basic net income per share is based on the weighted average number of shares outstanding during the period. Diluted net income per share reflects the per share effect of dilutive stock options and other dilutive common stock equivalents.

     On January 29, 1998 the Company declared a two-for-one stock split effected as a 100 percent stock dividend distributed on March 9, 1998, to all shareholders of record on February 20, 1998.

     On October 21, 1999 the Company declared a two-for-one stock split to be effected as a 100% stock dividend expected to be paid on or about November 5, 1999 to stockholders of record on November 1, 1999. This stock split has been reflected in the consolidated financial statements.

  (m) COMPREHENSIVE INCOME

     During 1998, Sapient adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting comprehensive income and its components in the body of the financial statements. Comprehensive income includes net income as currently reported under Generally Accepted Accounting Principles and also considers the effect of additional economic events that are not

                              SAPIENT CORPORATION
required to be recorded in determining net income but are rather reported as a separate component of stockholders' equity. Sapient reports foreign currency translation gains and losses as a component of comprehensive income.

  (n) SEGMENT REPORTING

     During 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 uses a management approach to report financial and descriptive information about a company's operating segments. Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, Sapient operated as a single segment for all years presented. The adoption of SFAS 131 did not have a material impact on Sapient's financial condition or results of operations.

  (o) GOODWILL AND OTHER PURCHASED INTANGIBLES

     Goodwill and other purchased intangibles represent the excess of the purchase price over the fair value of assets acquired. Goodwill and substantially all other purchased intangibles are being amortized on a straightline basis over lives ranging from five to seven years.

  (p) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In March, 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants, issued SOP 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1") which requires the capitalization of certain internal costs related to the implementation of computer software obtained for internal use. Sapient is required to adopt this standard in the first quarter of 1999. It is expected that the adoption of SOP 98-1 will not have a material impact on Sapient's financial position or its results of operations.

     In June, 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS 133 requires the recognition of all derivatives as either assets or liabilities in the statement of financial position and the measurement of those instruments at fair value. Sapient is required to adopt this standard in the first quarter of 2000. It is expected that the adoption of SFAS 133 will not have a material impact on Sapient's financial position or its results of operations.

  (q) UNAUDITED INTERIM FINANCIAL DATA

     In the opinion of management, Sapient has made all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of Sapient's financial condition as of September 30, 1999 and the results of operations and of cash flows for the nine months ended September 30, 1999 and 1998, as presented in the accompanying unaudited consolidated financial data.

                              SAPIENT CORPORATION

  (3) PROPERTY AND EQUIPMENT

     The cost and accumulated depreciation of property and equipment at December 31, 1997 and 1998 are as follows:

                                                          1997       1998
                                                        --------    -------
                                                          (IN THOUSANDS)
Leasehold improvements................................  $  3,604    $ 7,755
Furniture and fixtures................................       928      2,418
Office equipment......................................     1,744      2,706
Computer equipment....................................     5,054     11,806
                                                        --------    -------
                                                          11,330     24,685
     Less accumulated depreciation....................    (4,754)   (10,238)
                                                        --------    -------
  Property and equipment, net.........................  $  6,576    $14,447
                                                        ========    =======

(4) INTANGIBLE ASSETS

     Other assets include certain intangible assets that were acquired as part of the Studio Archetype acquisition in August 1998. The following table summarizes the cost and accumulated amortization of intangible assets at December 31, 1998:

                                                                     ESTIMATED
                                                                      USEFUL
                                                                       LIFE
                                                   (IN THOUSANDS)    ---------
Marketing assets and customer lists..............     $ 3,800          7 Years
Assembled work force.............................       1,600        5-7 Years
Goodwill.........................................       9,015          7 Years
                                                      -------
                                                       14,415
Less accumulated amortization....................        (686)
                                                      -------
Intangible assets, net...........................     $13,729
                                                      =======

(5) BANK LOAN

     Sapient has a $5,000,000 loan facility with a bank which expires on June 30, 2000. Borrowings under this agreement bear interest at the bank's prime rate. Sapient had no borrowings under this facility at December 31, 1997 or 1998. The facility contains various financial covenants, including limitations on the payment of cash dividends and maintenance of certain financial ratios.

                              SAPIENT CORPORATION

(6) INCOME TAXES

     The provision for income taxes consists of the following:

                                                        1996       1997      1998
                                                       -------    ------    -------
                                                              (IN THOUSANDS)
Federal, current.....................................  $ 3,951    $5,220    $11,768
State, current.......................................    1,015     1,697      3,529
                                                       -------    ------    -------
                                                         4,966     6,917     15,297
Foreign, deferred....................................       --        --       (382)
Federal, deferred....................................     (924)      647     (4,902)
State, deferred......................................     (106)      139     (1,353)
                                                       -------    ------    -------
                                                        (1,030)      786     (6,637)
                                                       -------    ------    -------
Income tax expense...................................  $ 3,936    $7,703    $ 8,660
                                                       =======    ======    =======

     Income tax expense for the years ended December 31, 1996, 1997 and 1998 differed from the amounts computed by applying the U.S. statutory income tax rate to pre-tax income as a result of the following:

                                                            1996      1997      1998
                                                            ----      ----      ----
Statutory income tax rate.................................  35.0%     35.0%     35.0%
State income taxes, net of federal benefit................   5.7       6.0       6.3
S Corporation loss (income)...............................  (0.8)     (0.4)      9.3
Tax exempt interest.......................................  (2.6)     (3.3)     (4.1)
Other, net................................................  (0.3)      0.7       1.5
                                                            ----      ----      ----
Effective income tax rate.................................  37.0%     38.0%     48.0%
                                                            ====      ====      ====

                              SAPIENT CORPORATION

     At December 31, 1997 and 1998, deferred income tax assets and liabilities resulted from reporting differences in the recognition of income and expense for income tax and financial reporting purposes. The sources and tax effects of these temporary differences are presented below:

                                                          1997       1998
                                                         -------    -------
                                                           (IN THOUSANDS)
Deferred income tax assets:
  Deferred revenue.....................................  $ 1,855    $ 2,831
  Allowance for doubtful accounts......................       60        223
  Accrual for compensation.............................      390         --
  Other accruals.......................................      745        947
  Property and equipment...............................      548        745
  In-process research and development..................       --      4,399
  Goodwill and other intangibles.......................       --        148
  Foreign NOL..........................................       --        382
                                                         -------    -------
          Total gross deferred income tax assets.......  $ 3,598    $ 9,675
                                                         =======    =======
Deferred income tax liabilities:
  Deferred taxes relating to the use of cash method of
     accounting for tax purposes prior to 1996.........  $(1,309)   $  (773)
  Unbilled revenue.....................................   (3,652)    (4,170)
  Other accruals.......................................     (543)        --
                                                         -------    -------
          Total gross deferred income tax
            liabilities................................  $(5,504)   $(4,943)
                                                         =======    =======
          Net deferred income tax
            assets/(liabilities).......................  $(1,906)   $ 4,732
                                                         =======    =======

     In assessing the realizability of deferred income tax assets, Sapient considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Due to the fact that Sapient has sufficient taxable income in the federal carryback period and anticipates sufficient future taxable income over the periods in which deferred income tax assets are deductible, the ultimate realization of deferred income tax assets for federal and state income tax purposes appears more likely than not.

     Total income tax expense for the years ended December 31, 1996, 1997 and 1998 was allocated as follows:

                                                        1996       1997       1998
                                                       -------    -------    ------
                                                              (IN THOUSANDS)
Income taxes from continuing operations..............  $ 3,936    $ 7,703    $8,660
Stockholders' equity, for compensation expense for
  tax purposes in excess of amounts recognized for
  financial statement purposes.......................     (108)    (1,034)   (1,654)
                                                       -------    -------    ------
                                                       $ 3,828    $ 6,669    $7,006
                                                       =======    =======    ======

     Total income taxes paid in 1996, 1997 and 1998 were approximately $2,838,000, $6,179,000 and $12,383,000, respectively.

                              SAPIENT CORPORATION

(7) COMMITMENTS AND CONTINGENCIES

     Sapient maintains its executive offices in Massachusetts and operating offices in several locations throughout the United States and abroad. Sapient also leases office equipment under various operating leases. Future minimum rental commitments under all noncancelable operating leases with initial or remaining terms in excess of one year were as follows at December 31, 1998:

                                                        (IN THOUSANDS)
1999..................................................     $11,392
2000..................................................      11,700
2001..................................................      11,651
2002..................................................      11,549
2003..................................................      11,696
Thereafter............................................      26,110

     Rent expense for the years ended December 31, 1996, 1997 and 1998 was approximately $3,167,000, $4,053,000, and $8,943,000, respectively.

     Sapient has issued letters of credit with a bank in the aggregate amount of $975,000 as security deposits for certain of its lease commitments.

     Sapient has certain contingent liabilities that arise in the ordinary course of its business activities. Sapient accrues contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

     In August 1999, the Company settled the legal proceedings brought against it in April 1996 by John Adler, a former employee, who alleged, among other things, wrongful termination of his employment. The suit was previously described in the Company's Annual Report on Form 10-K for the year ended December 31, 1998. In connection with the settlement, Mr. Adler received 24,000 shares of the Company's Common Stock and the parties released each other from all future claims relating to the matter. The shares Mr. Adler received in the settlement were originally issued into escrow in 1996 when this lawsuit originated. The issuance of these shares has no effect on the Company's operating results or financial condition.

(8) STOCK PLANS

  (a) 1992 STOCK OPTION PLAN

     During 1992, Sapient approved the 1992 Stock Plan (the "1992 Plan") for its employees. The 1992 Plan provided for the Board of Directors to grant stock options, stock purchase authorizations and stock bonus awards up to an aggregate of 10,000,000 shares of non-voting Common Stock. Since consummation of its initial public offering of Common Stock in April 1996, no further grants or awards may be made pursuant to the 1992 Stock Plan (but previously outstanding awards remain outstanding but are exercisable for voting Common Stock).

     Most stock options granted under the 1992 Plan qualify as Incentive Stock Options ("ISO") under Section 422 of the Internal Revenue Code. The price at which shares may be purchased with an option was specified by the Board at the date the option was granted, but in the case of an ISO, was not less than the fair market value of Sapient's Common Stock on the date of grant. The duration of any option was specified by the Board, but no option designated as an ISO can be exercised beyond ten years from the date of grant. Stock options granted under the 1992 Plan generally become exercisable over a four-year period, are nontransferable, and expire six

                              SAPIENT CORPORATION
years after the date of grant (subject to earlier termination in the event of the termination of the optionee's employment or other relationship with Sapient).

  (b) 1996 EQUITY STOCK INCENTIVE PLAN

     Sapient's 1996 Equity Stock Incentive Plan (the "1996 Plan") authorizes the Company to grant options to purchase Common Stock, to make awards of restricted Common Stock, and to issue certain other equity-related awards to employees and directors of, and consultants to, Sapient. The total number of shares of Common Stock which may be issued under the 1996 Plan is 9,600,000 shares. The 1996 Plan is administered by the Compensation Committee of the Board of Directors, which selects the persons to whom stock options and other awards are granted and determines the number of shares, the exercise or purchase prices, the vesting terms and the expiration dates of options granted. Non-qualified stock options may be granted at exercise prices which are above, equal to or below the grant date fair market value of the Common Stock. The exercise price of options qualifying as Incentive Stock Options may not be less than the grant date fair market value of the Common Stock. Stock options granted under the 1996 Plan are nontransferable, generally become exercisable over a four-year period and expire ten years after the date of grant (subject to earlier termination in the event of the termination of the optionee's employment or other relationship with Sapient).

  (c) EMPLOYEE STOCK PURCHASE PLAN

     Sapient's 1996 Employee Stock Purchase Plan (the "Purchase Plan") authorizes the issuance of up to 1,320,000 shares of Common Stock to participating employees through a series of semi-annual offerings. The maximum number of shares available in each offering was 100,000 shares (plus any unpurchased shares available from previous offerings) for the first six offerings, and is 120,000 shares (plus any unpurchased shares available from previous offerings) for the next six offerings. An employee becomes eligible to participate in the Purchase Plan when he or she is regularly employed by Sapient for at least 20 hours a week and for more than five months in a calendar year on the first day of the applicable offering. The price at which employees may purchase Common Stock in an offering is 85 percent of the closing price of the Common Stock on the Nasdaq National Market on the day the offering commences or on the day the offering terminates, whichever is lower. Approximately 61 percent of eligible employees participated in the two offerings under the Purchase Plan during the year ended December 31, 1998. Approximately 57 percent of eligible employees participated in the two offerings under the Purchase Plan during the year ended December 31, 1997. Approximately 70 percent of eligible employees participated in the first offering under the Purchase Plan, which terminated on December 31, 1996. Under the Purchase Plan, Sapient sold 67,660, 187,256 and 211,268 shares of Common Stock in 1996, 1997 and 1998, respectively.

  (d) 1996 DIRECTORS STOCK OPTION PLAN

     Sapient's 1996 Directors Stock Option Plan (the "Directors Plan") authorizes the issuance of 120,000 shares of Common Stock. Each non-employee director elected to the Board of Directors after the adoption of the Directors Plan will, upon his or her election, automatically be granted an option to purchase 20,000 shares of Common Stock at an exercise price equal to the grant date fair market value of Sapient's Common Stock. Options granted pursuant to the Directors Plan vest in four equal annual installments commencing on the first anniversary of the date of grant and generally expire ten years after the date of grant. As of December 31, 1997 and 1998, no options had been granted under the Directors Plan.

                              SAPIENT CORPORATION

  (e) 1998 STOCK INCENTIVE PLAN

     Sapient's 1998 Equity Stock Incentive Plan (the "1998 Plan") authorizes Sapient to grant options to purchase Common Stock, to make awards of restricted Common Stock, and to issue certain other equity-related awards to employees and directors of, and consultants to, Sapient. The total number of shares of Common Stock which may be issued under the 1998 Plan is 4,000,000 shares. The 1998 Plan is administered by the Compensation Committee of the Board of Directors, which selects the persons to whom stock options and other awards are granted and determines the number of shares, the exercise or purchase prices, the vesting terms and the expiration date. Non-qualified stock options may be granted at exercise prices which are above, equal to or below the grant date fair market value of the Common Stock. The exercise price of options qualifying as Incentive Stock Options may not be less than the grant date fair market value of the Common Stock. Stock options granted under the 1998 Plan are nontransferable, generally become exercisable over a four-year period and expire ten years after the date of grant (subject to earlier termination in the event of the termination of the optionee's employment or other relationship with Sapient). As of December 31, 1998, no options had been granted under the 1998 Plan.

  (f) ADJACENCY, INC. 1998 STOCK OPTION PLAN

     In connection with the acquisition of Adjacency, Inc., the Company agreed to assume the options granted under the Adjacency, Inc. 1998 Stock Option Plan (the "Adjacency Plan") that were outstanding at the time of the acquisition. The Adjacency Plan was originally adopted by Adjacency in 1998 and provided for the grant of stock options up to an aggregate of 4,000,000 shares of Class B Common Stock of Adjacency, Inc. As a result of the acquisition, the Company has assumed the obligations related to options to purchase 126,508 shares of Sapient Common Stock. No further grants may be made pursuant to the Adjacency Plan (but previously outstanding options remain outstanding but are exercisable for shares of Sapient Common Stock).

     A summary of the status of Sapient's five fixed stock option plans as of December 31, 1996, 1997 and 1998 and changes during the years then ended is presented below:

                                       1996                  1997                  1998
                                ------------------    ------------------    ------------------
                                          WEIGHTED              WEIGHTED              WEIGHTED
                                          AVERAGE               AVERAGE               AVERAGE
                                          EXERCISE              EXERCISE              EXERCISE
FIXED OPTIONS                   SHARES     PRICE      SHARES     PRICE      SHARES     PRICE
-------------                   ------    --------    ------    --------    ------    --------
                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Outstanding at beginning of
  year........................   6,036     $ 0.37      5,964     $ 2.57      8,766     $ 7.24
Granted.......................   2,132     $ 6.59      4,196     $11.79      4,942     $19.76
Exercised.....................  (1,864)    $ 0.12     (1,216)    $ 0.31     (1,916)    $ 3.32
Forfeited.....................    (340)    $ 1.70       (178)    $ 6.13        (70)    $11.81
                                ------     ------     ------     ------     ------     ------
Outstanding at end of year....   5,964     $ 2.57      8,766     $ 7.24     11,722     $12.82
                                ======                ======                ======
Options exercisable at year
  end.........................   1,444                 1,510                 1,884
                                ======                ======                ======
Weighted average grant date
  fair market value of options
  granted during the year.....  $ 3.58                $ 6.33                $14.20
                                ======                ======                ======

                              SAPIENT CORPORATION

     The following table summarizes information about fixed stock options outstanding at December 31, 1998:

                                         OPTIONS OUTSTANDING
                              -----------------------------------------       OPTIONS EXERCISABLE
                                                 WEIGHTED                  --------------------------
                                                  AVERAGE      WEIGHTED                      WEIGHTED
DECEMBER 31, 1998                                REMAINING     AVERAGE                       AVERAGE
RANGE OF                          NUMBER        CONTRACTUAL    EXERCISE        NUMBER        EXERCISE
EXERCISE PRICES                OUTSTANDING         LIFE         PRICE       EXERCISABLE       PRICE
-----------------             --------------    -----------    --------    --------------    --------
                              (IN THOUSANDS)                               (IN THOUSANDS)
$0.00 to $1.25..............       1,614         2.8 years      $  .70          836           $  .56
$1.26 to $3.50..............         722         3.0 years      $ 2.89          154           $ 2.86
$3.51 to $10.00.............         758         8.0 years      $ 8.71          236           $ 8.81
$10.01 to $12.50............       2,184         8.3 years      $11.38          588           $11.18
$12.51 to $15.00............       2,104         8.8 years      $13.08           70           $12.95
$15.01 to $17.50............         362         9.7 years      $16.74           --               --
$17.51 to $20.00............       1,688         9.5 years      $18.93           --               --
$20.01 to $22.50............       1,742         9.4 years      $21.00           --               --
$22.51 to $25.00............         372         9.5 years      $23.31           --               --
$25.01 to $38.69............         176         9.4 years      $27.15           --               --
$0.00 to $38.69.............      11,722         7.7 years      $12.82        1,884           $ 5.57

     Sapient has five stock-based compensation plans, which are described above. Sapient applies APB Opinion 25 and related interpretations in accounting for its plans. No compensation has been recognized relative to grants under these plans, other than deferred compensation charges of approximately $4.5 million related to the value of stock options that were granted in 1998 under the Adjacency Plan at below fair market value and which vest in 1998. Had compensation cost for the awards under those plans been determined based on the grant date fair values for awards under those plans consistent with the method required under SFAS 123, Sapient's net income and net income per share would have been reduced to the pro forma amounts indicated below:

                                                      1996         1997           1998
                                                    --------     ---------     ----------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income
  As reported.....................................   $6,699       $12,554       $  9,364
  Pro forma.......................................   $5,250       $ 5,470       $(15,842)
Basic net income per share
  As reported.....................................   $ 0.15       $  0.25       $   0.18
  Pro forma.......................................   $ 0.12       $  0.11       $  (0.31)
Diluted net income per share
  As reported.....................................   $ 0.13       $  0.23       $   0.16
  Pro forma.......................................   $ 0.11       $  0.10       $  (0.28)

     The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1996, 1997 and 1998, respectively: dividend yield of 0.0 percent for each year, expected volatility of 0.0 percent for the 1992 Plan options and 104.9, 64.8 and 136.8 percent in 1996, 1997 and 1998, respectively, for the 1996 Plan options, risk free interest rates ranging from
5.0 to 5.25 percent for the 1992 Plan options and 5.0 to 5.7 percent for the 1996 Plan options, and expected lives of 4 years for the 1992 Plan and the 1996 Plan options. The assumptions used

                              SAPIENT CORPORATION
with respect to Adjacency Plan options were the same as those used with respect to the 1996 Plan.

     Pro-forma compensation cost related to the Purchase Plan is recognized for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes model with the following assumptions for the years ended December 31, 1996, 1997 and 1998: dividend yield of 0.0 percent, expected volatility of 67.5, 64.8 and 136.8 percent, respectively, risk free interest rate ranging from
5.7 to 5.0 percent and expected life of 6 months.

     Pro forma net income derived as a result of applying SFAS 123 may not be representative of the effects on reported net income for future years.

(9) SEGMENT REPORTING AND SIGNIFICANT CUSTOMERS

     Sapient engages in business activities in one operating segment which provides e-business consulting and Internet commerce solutions on a fixed-fee, fixed time-frame basis. The chief operating decision-makers are provided information about the revenues generated in key client industries. The resources needed to deliver Sapient's services are not separately reported by industry. Sapient's services are delivered to clients primarily in North America, and Sapient's long-lived assets are located primarily in North America.

     No customer accounted for greater than 10 percent of total revenues in 1997 or 1998. One customer accounted for 14 percent of accounts receivable at December 31, 1998. No customer accounted for greater than 10 percent of accounts receivable at December 31, 1997. Two clients accounted for 19 percent and 15 percent respectively, of total revenues in 1996 and 10 percent of accounts receivable at December 31, 1996.

(10) RETIREMENT PLANS

     Sapient established a 401(k) retirement savings plan for employees in June 1994. Under the provisions of the plan, Sapient matches 25 percent of an employee's contribution, up to a maximum of $1,250 per employee per year. Total Sapient contributions in 1996, 1997 and 1998 were approximately $356,000, $520,000 and $1,014,000, respectively.

(11) PUBLIC OFFERINGS

     Sapient completed its initial public offering (IPO) of Common Stock on April 10, 1996. The IPO resulted in the issuance of 6,780,000 shares of Common Stock. Proceeds to Sapient, net of underwriting discounts and costs of the offering, were approximately $32.4 million.

     Sapient completed a follow-on public offering of Common Stock on October 29, 1996 which resulted in the issuance of 2,000,000 shares of Common Stock. Proceeds to Sapient, net of underwriting discounts and costs of the offering, were approximately $21.7 million.

     Sapient completed a follow-on public offering of Common Stock on April 7, 1998 which resulted in the issuance of 1,306,250 shares of Common Stock. Proceeds to Sapient, net of underwriting discounts and costs of the offering, were approximately $29.1 million.

(12) CAPITAL STOCK

  (a) INCREASE IN AUTHORIZED COMMON STOCK; CONVERSION OF NON-VOTING COMMON STOCK

     On February 13, 1996, Sapient's Board of Directors authorized an increase in the authorized number of shares of voting Common Stock to 30,000,000 and non-voting Common Stock to

                              SAPIENT CORPORATION

10,000,000 and provided that, upon the closing of an IPO, all shares of non-voting Common Stock then outstanding would be converted automatically into an equal number of shares of voting Common Stock and the authorized capitalization of Sapient will consist of 40,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock.

     At Sapient's Annual Meeting of Stockholders held on May 8, 1998, the stockholders voted to approve an amendment to Sapient's Amended and Restated Certificate of Incorporation which increased the number of authorized shares of Common Stock from 40,000,000 to 100,000,000.

  (b) PREFERRED STOCK

     On February 13, 1996, the Board of Directors authorized an amendment to Sapient's Certificate of Incorporation giving the Board the authority to issue up to 5,000,000 shares, $0.01 par value, of Preferred Stock with terms to be established by the Board at the time of issuance.

(13) ACQUISITIONS

     On March 29, 1999, the Company acquired all of the outstanding capital stock of Adjacency, Inc. This acquisition was accomplished through the issuance of 1,581,348 shares of the Company's common stock for all of the outstanding shares of Adjacency Inc. This acquisition has been accounted for using the pooling-of-interests method of accounting. Costs, which consist primarily of investment banking, accounting and legal fees related to this acquisition approximated $2.3 million, which was charged to operating expense in the first quarter of 1999.

     During the period from January 1, 1996 through March 29,1999 (the date of the Company's acquisition of Adjacency), Adjacency elected to be treated as an S-Corporation for income tax purposes. Under this election, Adjacency's individual stockholders are deemed to have received a pro rata distribution of taxable income of Adjacency (whether or not an actual distribution was made), which is included in each stockholder's taxable income. Accordingly, Adjacency did not provide for income taxes during the period from January 1 through March 29, 1999. Adjacency's S-Corporation tax reporting status was terminated on the date of acquisition. Pro forma net income per share data is presented below to reflect the pro forma increase or decrease to historical income taxes related to Adjacency as if Adjacency was a C-Corporation for tax reporting purposes during those periods.

     The results of operations previously reported by the separate enterprises and the combined amounts presented in the accompanying consolidated financial statements are summarized below:

                                                        YEAR ENDED DECEMBER 31,
                                                     ------------------------------
                                                      1996       1997        1998
                                                     -------    -------    --------
                                                             (IN THOUSANDS)
Revenues
  Sapient..........................................  $49,009    $90,360    $160,372
  Adjacency........................................      786      1,667       4,500
  Combined.........................................  $49,795    $92,027    $164,872
Net income (loss)
  Sapient..........................................  $ 6,470    $12,358    $ 13,699
  Adjacency........................................      229        196      (4,335)
  Combined.........................................  $ 6,699    $12,554    $  9,364

                              SAPIENT CORPORATION

                                                        YEAR ENDED DECEMBER 31,
                                                     ------------------------------
                                                       1996       1997       1998
                                                     --------    -------    -------
                                                             (IN THOUSANDS)
Pro forma data (unaudited):
     Historical income before income taxes.........    10,635     20,257     18,024
Provision for income taxes:
     Historical income taxes.......................     3,936      7,703      8,660
     Pro forma (decrease)increase to historical
       income taxes................................        87         74     (1,648)
     Pro forma net income..........................     6,612     12,480     11,012
     Pro forma basic net income per share..........  $    .14    $   .25    $   .21
     Pro forma diluted net income per share........  $    .13    $   .23    $   .19
     Weighted average number of common shares
       outstanding.................................    44,970     49,700     52,354
     Weighted average number of common and common
       equivalent shares outstanding...............    49,820     53,866     57,510

     On August 25, 1998, the Company acquired Studio Archetype in exchange for 996,628 shares of Sapient Common Stock and paid $250,000 in cash to the former Studio stockholders. The acquisition was accounted for as a purchase and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values.

     In connection with the acquisition of Studio Archetype in the third quarter of 1998, Sapient allocated $11.1 million to in-process technology and recorded a corresponding income tax benefit of $4.2 million. This allocation represents the estimated fair value of such technology based on risk-adjusted cash flows related to the development of projects that had not reached technological feasibility at the time of the acquisition and with respect to which the in-process research and development had no alternative future uses. Accordingly, these costs were expensed as of the acquisition date.

     Sapient allocated values to the in-process research and development projects by identifying significant research projects for which technological feasibility had not been established, including development, engineering and testing activities associated with the introduction of Studio's Archetype next-generation enterprise-wide suite of development, scheduling, bug tracking and content management applications. The integrated solution will be a comprehensive enterprise scale system, allowing developers and clients to access prototypes and trial deliverables. It will fully integrate user interface tools with client server, advanced database and legacy systems.

     The value assigned to purchased in-process technology was determined by estimating the costs to develop the purchased in-process technology into commercially viable products, estimating the resulting net cash flows from the projects and discounting the net cash flows to their present value. The revenue projection used to value the in-process research and development is based on estimates of relevant market sizes and growth factors, expected trends in technology and the nature and expected timing of new product introductions by Studio Archetype and its competitors. The estimated revenues for the projects are expected to be realized over a six year period through 2004 when other new products are expected to enter the market. Studio Archetype projected revenues are dependent upon successful introduction of the in-process projects.

     The nature of the efforts to develop the acquired in-process technology into commercially viable products and services principally relate to the completion of all planning, designing, prototyping, verification, and testing activities that are necessary to establish that the proposed

                              SAPIENT CORPORATION
technologies meet their design specifications including functional, technical, and economic performance requirements. The efforts to develop the purchased in-process technology also include testing of the technology for compatibility and interoperability with other applications. Expenditures on these projects to date have been approximately $2.5 million, and estimated costs to complete these projects are expected to total approximately $625,000 through 2001. These estimates are subject to change, given the uncertainties of the development process, and no assurance can be given that deviations from these estimates will not occur. Several milestones have been or are near completion including a comprehensive needs analysis mapping data, technical and information architectures and building an integrated prototype.

     The rates utilized to discount the net cash flows to their present value are based on venture capital rates of return. Due to the nature of the forecast and the risks associated with the projected growth, profitability and developmental projects, discount rates of 25.0 to 30.0 percent were utilized for the business enterprise and for the in-process research and development. Sapient believes that these discount rates are commensurate with Studio's stage of development, the uncertainties in the economic estimates described above, the inherent uncertainty surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and, the uncertainty of technological advances that are unknown at this time.

     The forecasts used by Sapient in valuing in-process research and development were based upon assumptions that the Company believes to be reasonable but which are inherently uncertain and unpredictable. Sapient's assumptions may be incomplete or inaccurate, and unanticipated events and circumstances are likely to occur. For these reasons, actual results may vary materially from the assumed results and could have a material adverse effect on Sapient's business, results of operations and financial condition.

     Sapient believes that the assumptions used in the forecasts were reasonable. No assurance can be given, however, that the underlying assumptions used to estimate expected project sales, development costs or profitability, or the events associated with such projects, will transpire as estimated. For these reasons, actual results may vary from the assumed results and could have a material adverse effect on Sapient's business, results of operations and financial condition.

     Sapient expects to continue its support of these efforts and believes Studio Archetype has a reasonable chance of successfully completing the research and development programs. However, there is risk associated with the completion of the projects and there is no assurance that any of the projects will meet with either technological or commercial success.

     If these projects are not successfully developed, the sales and profitability of Studio Archetype may be adversely affected in future periods. Additionally, the value of the other intangible assets acquired may become impaired. Studio expects to benefit from the purchased in-process technology beginning in 1999.

     Other intangible assets of $14.4 million is comprised of $3.8 million for marketing assets, $1.6 million for assembled work force and approximately $9.0 million of goodwill comprising the reputation of Studio Archetype, all of which have estimated useful lives of approximately 7 years. However there are no assurances that the value of these intangible assets acquired will not become impaired.

     Below are the pro forma results of operations for Sapient and Studio Archetype, assuming that the acquisition of Studio occurred at the beginning of the twelve-month period ended December 31, 1997.

                              SAPIENT CORPORATION

                                                        1997           1998
                                                     -----------    -----------
                                                     (UNAUDITED)    (UNAUDITED)
                                                     (IN THOUSANDS, EXCEPT PER
                                                            SHARE DATA)
Net revenues.......................................   $102,386       $174,971
Net income.........................................   $ 11,954       $  7,626
Basic net income per share.........................   $   0.24       $   0.15
Diluted net income per share.......................   $   0.22       $   0.13

     On December 15, 1997, Sapient issued 1,223,476 shares of Sapient Common Stock for all of the outstanding shares of common stock of EXOR, a provider of ERP implementation services using Oracle applications. This business combination has been accounted for as a pooling of interests and, accordingly, the Consolidated Financial Statements for the periods prior to the combination have been restated to include the accounts and results of operations of EXOR.

     The results of operations previously reported by the separate enterprises and the combined amounts presented in the accompanying consolidated financial statements are summarized below (the combined numbers are before considering the acquisition of Adjacency).

                                             YEAR ENDED        NINE MONTHS ENDED
                                          DECEMBER 31, 1996    SEPTEMBER 30, 1997
                                          -----------------    ------------------
                                                      (IN THOUSANDS)
Revenues
  Sapient...............................       $44,580              $57,319
  EXOR..................................       $ 4,429              $ 6,076
                                               -------              -------
  Combined..............................       $49,009              $63,395
                                               =======              =======
Net income (loss):
  Sapient...............................       $ 6,571              $ 8,505
  EXOR..................................          (101)                 617
                                               -------              -------
  Combined..............................       $ 6,470              $ 9,122
                                               =======              =======

(14) RELATED PARTY TRANSACTIONS

     The Company has provided technology services to certain start-up companies. As partial payment for services delivered, Sapient has received non-controlling equity interests in such start-up companies. Due to the start-up nature of these entities, Sapient has valued these investments at zero as there is no readily determinable measure of value based on the underlying operating performance and future cash flows of the start-up companies. During 1998 and the nine months ended September 30, 1999 Sapient recognized approximately $2,200,000 and $3,600,000, respectively, in net revenues from consulting services provided to these companies. In addition, certain members of management of the Company have provided funding to certain of these companies.

(15) QUARTERLY FINANCIAL RESULTS

     The following tables set forth certain unaudited quarterly results of operations of Sapient for 1998 and 1997. In the opinion of management, this information has been prepared on the same basis as the audited Consolidated Financial Statements and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the quarterly information when read in conjunction with the audited Consolidated Financial Statements and Notes thereto. The quarterly operating results are not necessarily indicative of future results of operations.

                              SAPIENT CORPORATION

                                                                THREE MONTHS ENDED
                                                  ----------------------------------------------
                                                  MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,
                                                    1998         1998        1998         1998
                                                  ---------    --------    ---------    --------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                   (UNAUDITED)
Revenues........................................   $31,595     $36,420      $43,066     $53,791
Operating expenses:
  Project personnel costs.......................    15,221      17,511       21,103      26,710
  Selling and marketing.........................     1,842       2,666        3,061       3,700
  General and administrative....................     8,271       8,726       10,680      13,995
  Stock based compensation charge...............                                          4,499
  Amortization of intangibles...................        --          --          128         559
  Charge for in-process research and
     development................................        --          --       11,100          --
                                                   -------     -------      -------     -------
     Total operating expenses...................    25,334      28,903       46,072      49,463
                                                   -------     -------      -------     -------
Income (loss) from operations...................     6,261       7,517       (3,006)      4,328
Interest income.................................       590         676          941         718
                                                   -------     -------      -------     -------
Income (loss) before income taxes...............     6,851       8,193       (2,065)      5,046
Income taxes (benefit)..........................     2,504       2,929         (668)      3,895
                                                   -------     -------      -------     -------
Net income (loss)...............................   $ 4,347     $ 5,264      $(1,397)    $ 1,151
                                                   =======     =======      =======     =======
Basic net income (loss) per share...............   $  0.09     $  0.10      $ (0.03)    $  0.02
                                                   =======     =======      =======     =======
Diluted net income (loss) per share.............   $  0.08     $  0.09      $ (0.03)    $  0.02
                                                   =======     =======      =======     =======

                                                                THREE MONTHS ENDED
                                                  ----------------------------------------------
                                                  MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,
                                                    1997         1997        1997         1997
                                                  ---------    --------    ---------    --------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                   (UNAUDITED)
Revenues........................................   $18,359     $21,226      $24,914     $27,529
Operating expenses:
  Project personnel costs.......................     8,830      10,122       12,359      13,312
  Selling and marketing.........................     1,145       1,184        1,600       2,145
  General and administrative....................     4,669       5,348        5,937       6,616
  Amortization of intangibles...................        --          --           --          --
  Charge for in-process research and
     development................................        --          --           --          --
  Acquisition costs.............................        --          --           --         559
                                                   -------     -------      -------     -------
     Total operating expenses...................    14,644      16,654       19,896      22,632
                                                   -------     -------      -------     -------
Income from operations..........................     3,715       4,572        5,018       4,897
Interest income.................................       515         567          479         496
                                                   -------     -------      -------     -------
Income before income taxes......................     4,230       5,139        5,497       5,393
Income taxes....................................     1,620       1,900        2,077       2,105
                                                   -------     -------      -------     -------
Net income......................................   $ 2,610     $ 3,239      $ 3,420     $ 3,288
                                                   =======     =======      =======     =======
Basic net income per share......................   $  0.05     $  0.07      $  0.07     $  0.07
                                                   =======     =======      =======     =======
Diluted net income per share....................   $  0.05     $  0.06      $  0.06     $  0.06
                                                   =======     =======      =======     =======

                              SAPIENT CORPORATION

(16) SUBSEQUENT EVENTS (UNAUDITED)

  (a) STOCK SPLIT

     On October 21, 1999 the Company declared a two-for-one stock split to be effected as a 100% stock dividend expected to be paid on or about November 5, 1999 to stockholders of record on November 1, 1999. This stock split has been reflected in the consolidated financial statements.

  (b) RECLASSIFICATION

     Reclassifications of operating expenses for amortization of intangibles and stock based compensation charges have been made to the consolidated statements of income and comprehensive income for the years ended December 31, 1996, 1997 and 1998 in order to conform to the 1999 presentation.

------------------------------------------------------
------------------------------------------------------

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                           -------------------------

                               TABLE OF CONTENTS

                                       Page
                                       ----
Prospectus Summary...................    3
Risk Factors.........................    5
Special Note Regarding Forward --
  Looking Statements.................   11
Use of Proceeds......................   12
Dividend Policy......................   12
Price Range of Common Stock..........   13
Capitalization.......................   14
Selected Consolidated Financial
  Data...............................   15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................   16
Business.............................   27
Management...........................   33
Selling Stockholders.................   35
Description of Capital Stock.........   36
Underwriting.........................   38
Legal Matters........................   40
Experts..............................   40
Where You Can Find More
  Information........................   40
Index to Financial Statements........  F-1

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                                3,500,000 Shares

                              SAPIENT CORPORATION

                                  Common Stock
                           -------------------------

                      [SAPIENT CORPORATION CORPORATE LOGO]
                           -------------------------

                              GOLDMAN, SACHS & CO.
                           CREDIT SUISSE FIRST BOSTON
                           MORGAN STANLEY DEAN WITTER
                          FIRST UNION SECURITIES, INC.
                            FRIEDMAN BILLINGS RAMSEY
                      Representatives of the Underwriters
------------------------------------------------------
------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses expected to be incurred in connection with the sale and distribution of the securities being registered hereby, other than the underwriting discounts and commissions. Two of the selling stockholders, Jerry A. Greenberg and J. Stuart Moore, will pay a pro rata share of the amounts shown below based on the ratio of the number of shares sold by each such selling stockholder to the total number of shares sold in the offering. All other amounts shown below will be paid by Sapient. All amounts shown are estimates except for the various filing fees.

SEC registration fee........................................  $ 48,465
NASD filing fee.............................................    17,933
Nasdaq National Market listing fee..........................    17,500
Printing expenses...........................................   150,000
Legal fees and expenses.....................................   125,000
Accounting fees and expenses................................    50,000
Blue Sky fees and expenses (including legal fees)...........     5,000
Transfer agent and registrar fees and expenses..............     5,000
Miscellaneous...............................................    81,102
                                                              --------
     Total..................................................  $500,000
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

     Article EIGHTH of the Registrant's Amended and Restated Certificate of Incorporation provides that a director or officer of the Registrant (a) shall be indemnified by the Registrant against all expenses (including attorney's fees), judgments, fines and amounts paid in settlement reasonably incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Registrant) brought against him by virtue of his position as a director or officer if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, and (b) shall be indemnified by the Registrant against expenses (including attorney's fees) and amounts paid in settlement reasonably incurred in connection with any action by or in the right of the Registrant by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, except that no indemnification shall be made with respect to any such matter as to which such director or officer shall have been adjudged to be liable to the Registrant, unless and only to the extent that a court determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, he shall be indemnified against all expenses (including attorney's fees) reasonably incurred by him in connection therewith. Expenses incurred in defending a civil or criminal action, suit or proceeding shall be advanced by the Registrant to a director or officer, at his request, upon receipt of an undertaking by the director or officer to repay such amount if it is ultimately determined that he is not entitled to indemnification.

     Indemnification is required to be made unless the Registrant determines (in the manner provided in its Amended and Restated Certificate of Incorporation) that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the Registrant that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the Registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition a court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the Registrant notice of the action for which indemnity is sought and the Registrant has the right to participate in such action or assume the defense thereof.

     Article EIGHTH of the Registrant's Amended and Restated Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the General Corporation Law of Delaware is amended to expand the indemnification permitted to officers and directors, the Registrant must indemnify those persons to the fullest extent permitted by such law as so amended.

     Article SEVENTH of the Registrant's Amended and Restated Certificate of Incorporation provides that, except to the extent that the General Corporation Law of Delaware prohibits the elimination of liability of directors for breaches of fiduciary duty, no director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as a director.

     The Delaware General Corporation Law and Sapient's charter and by-laws provide for indemnification of Sapient's directors and officers for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of Sapient and, with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful.

     The Underwriting Agreement provides that the underwriters are obligated, under some circumstances, to indemnify directors, officers and controlling persons of Sapient against some liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Reference is made to the form of Underwriting Agreement filed as Exhibit 1.1 hereto.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) EXHIBITS:

EXHIBIT
  NO.                               EXHIBIT
-------                             -------
  1.1*    Form of Underwriting Agreement.
  5.1*    Opinion of Hale and Dorr LLP.
 23.1*    Consent of Hale and Dorr LLP (contained in Exhibit 5.1).
 23.2     Consent of KPMG LLP.
 24.1     Power of Attorney (contained on page II-4).

---------------

* To be filed by amendment.

     (b) FINANCIAL STATEMENT SCHEDULES.

     Not applicable.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on this 21st day of October 1999.

                                          SAPIENT CORPORATION

                                          By: /s/ SUSAN D. JOHNSON
                                             -----------------------------------
                                              Name: Susan D. Johnson
                                              Title: Chief Financial Officer

                        SIGNATURES AND POWER OF ATTORNEY

     We, the undersigned officers and directors of Sapient Corporation, hereby severally constitute and appoint Susan D. Johnson, Deborah England Gray, Paul P. Brountas and Jonathan Wolfman, and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below (i) the Registration Statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement and (ii) registration statements (including any amendments thereto) relating to the offering covered hereby which may be filed with the Securities and Exchange Commission pursuant to Rule 462(b) under the Securities Act of 1933, and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Sapient Corporation to comply with the provisions of the Securities Act and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statements and any and all amendments thereto.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

                     SIGNATURE                                    TITLE                     DATE
                     ---------                                    -----                     ----

              /s/ JERRY A. GREENBERG                 Co-Chief Executive Officer and   October 21, 1999
---------------------------------------------------    Director (Principal Executive
                Jerry A. Greenberg                     Officer)

                /s/ J. STUART MOORE                  Co-Chief Executive Officer and   October 21, 1999
---------------------------------------------------    Director (Principal Executive
                  J. Stuart Moore                      Officer)

               /s/ SUSAN D. JOHNSON                  Chief Financial Officer          October 21, 1999
---------------------------------------------------    (Principal Financial and
                 Susan D. Johnson                      Accounting Officer)

                /s/ CARL S. SLOANE                   Director                         October 21, 1999
---------------------------------------------------
                  Carl S. Sloane

                     SIGNATURE                                    TITLE                     DATE
                     ---------                                    -----                     ----
            /s/ DARIUS W. GASKINS, JR.               Director                         October 21, 1999
---------------------------------------------------
              Darius W. Gaskins, Jr.

                /s/ BRUCE D. PARKER                  Director                         October 21, 1999
---------------------------------------------------
                  Bruce D. Parker

              /s/ R. STEPHEN CHEHEYL                 Director                         October 21, 1999
---------------------------------------------------
                R. Stephen Cheheyl

                                 EXHIBIT INDEX

EXHIBIT
  NO.                               EXHIBIT
-------                             -------
  1.1*    Form of Underwriting Agreement.
  5.1*    Opinion of Hale and Dorr LLP.
 23.1*    Consent of Hale and Dorr LLP (contained in Exhibit 5.1).
 23.2     Consent of KPMG LLP.
 24.1     Power of Attorney (contained on page II-4).

---------------

* To be filed by amendment.